EXHIBIT 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2009

March 19, 2010

2009 Annual Information Form – Vermilion Energy Trust	1

TABLE OF CONTENTS
GLOSSARY OF TERMS	4
Conventions	7
Abbreviations	7
Conversion	7
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	8
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION	9
NON-GAAP MEASURES	9
VERMILION ENERGY TRUST	10
General	10
Organizational Structure of the Trust	10
Summary Description of the Business	11
History of Vermilion	12
NARRATIVE DESCRIPTION OF THE BUSINESS	13
Stated Business Objectives	13
Description of Properties	13
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	14
Reserves and Future Net Revenue	14
Reconciliations of Changes in Reserves	17
Undeveloped Reserves	19
Timing of Initial Undeveloped Reserves Assignment	19
Future Development Costs	20
Oil and Gas Properties and Wells	21
Costs Incurred	21
Exploration and Development Activities	22
Properties with No Attributed Reserves	23
Abandonment and Reclamation Costs	23
Tax Information	24
Production Estimates	25
Production History	26
Marketing	28
ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY TRUST	28
Trust Units	28
Special Voting Rights	29
Unitholders' Limited Liability	29
Issuance of Trust Units	29
Cash Distributions	30
Redemption Right	30
Non-Resident Unitholders	31
Meetings of Unitholders	31
Trustee	31
Delegation of Authority, Administration and Trust Governance	32
Amendments to the Trust Indenture	32
Takeover Bid	32
Termination of the Trust	32
Reporting to Unitholders	33
Distribution Reinvestment Plan	33
Unitholder Rights Plan	33
ADDITIONAL INFORMATION RESPECTING VERMILION RESOURCES LTD.	37
Management of Vermilion	37
AUDIT COMMITTEE MATTERS	39
Audit Committee Charter	39
Composition of the Audit Committee	39
External Audit Service Fees	40

2009 Annual Information Form – Vermilion Energy Trust	2

VERMILION SHARE CAPITAL	40
Voting and Exchange Trust Agreement	43
Support Agreement	45
Notes	46
Royalty Agreement	47
MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES	47
CONFLICTS OF INTEREST	48
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	48
LEGAL PROCEEDINGS	48
MATERIAL CONTRACTS	48
INTERESTS OF EXPERTS	48
TRANSFER AGENT AND REGISTRAR	48
RISK FACTORS	48
Reserve Estimates	48
Volatility of Oil and Natural Gas Prices	49
Changes in Legislation	49
Government Regulations	49
Competition	50
Operational Matters	50
Environmental Concerns	50
Kyoto Protocol	50
Debt Service	51
Delay in Cash Distributions	51
Taxation	51
Changes in Income Tax Laws	51
Depletion of Reserves	52
Net Asset Value	52
Return of Capital	52
Nature of Trust Units	52
Unitholders Limited Liability	52
Statutory Remedies	53
Variations in Interest Rates and Foreign Exchange Rates	53
Mutual Fund Trust Status	53
Increase in Operating Costs or Decline in Production Level	53
Acquisition Assumptions	53
Failure to Realize Anticipated Benefits of Prior Acquisitions	54
Additional Financing	54
Potential Conflicts of Interest	54
GAAP Adjustments	54
Market Accessibility	54
International Financial Reporting Standards	55
Potential Future Conversion to a Corporation	55
ADDITIONAL INFORMATION	55
SCHEDULE "A" REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)	56
SCHEDULE "B" REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)	57
SCHEDULE "C" AUDIT COMMITTEE TERMS OF REFERENCE	58

2009 Annual Information Form – Vermilion Energy Trust	3

GLOSSARY OF TERMS

The following are defined terms used in this annual information form:

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“AGCA” means Alberta Gas Cost Allowance;

"affiliate" when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta);

"Arrangement" means the plan of arrangement under the ABCA involving the Trust, Vermilion, Clear Energy Inc. and Vermilion Acquisition Ltd., which was completed on January 22, 2003;

"board of directors" or "board" means the board of directors of Vermilion;

"control" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"Current Market Price of a Trust Unit" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX on that date and the nine trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of Vermilion for such purpose; provided, however, that if in the opinion of the board of directors of Vermilion the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of Vermilion, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"Distributable Cash" means all amounts available for distribution during any applicable period to Unitholders;

"Distribution" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"Distribution Payment Date" means any date that Distributable Cash is distributed to Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date;

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"DRIP Plan" means the Distribution Reinvestment Plan adopted by the Trust;

"Exchangeable Shares" means the Series A exchangeable shares in the capital of Vermilion;

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

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"Exchange Ratio" means the exchange ratio used to determine the number of Trust Units a holder of Exchangeable Shares is entitled to receive upon an exchange of Exchangeable Shares which, in respect of each Exchangeable Share, was initially equal to one upon completion of the Arrangement, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the product of the Exchange Ratio immediately prior to the applicable Distribution Payment Date and the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price of a Trust Unit on the last business day prior to that Distribution Payment Date; and (b) decreasing the Exchange Ratio on each record date for the payment of dividends to holders of Exchangeable Shares by Vermilion, if any, by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price of a Trust Unit on the date that is the last business day prior to that dividend record date.  The Exchange Ratio shall also be adjusted in the event of certain other reorganizations or distributions in respect of the Trust Units as necessary on an economic equivalency basis as further described in the Exchangeable Share Provisions;

“GAAP” means Canadian Generally Accepted Accounting Principles;

"GLJ" means GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta;

"GLJ Report" means the independent engineering evaluation of certain oil, NGL and natural gas interests of the Trust prepared by GLJ dated February 8, 2010 and effective December 31, 2009;

"Income Tax Act" or "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp.), as amended, including the regulations promulgated thereunder;

"Insolvency Event" means the institution, by Vermilion, of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of Vermilion to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Vermilion to contest in good faith any such proceedings commenced in respect of Vermilion within fifteen (15) days of becoming aware thereof, or the consent by Vermilion to the filing of any such petition or to the appointment of a receiver, or the making by Vermilion of a general assignment for the benefit of creditors, or the admission in writing by Vermilion of its inability to pay its debts generally as they become due, or Vermilion not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to the Exchangeable Share Provisions;

"Meeting" means the annual and special meeting of Unitholders of the Trust to be held on May 7, 2010 (or, if adjourned, such other date on which the meeting is held);

"Non-Resident" means (a) a person who is not a resident of Canada for the purposes of the Tax Act; or (b) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"Notes" means the unsecured, subordinated notes issued by Vermilion under the Arrangement;

"Partnership" means Vermilion Resources, the partners of which are Vermilion and its wholly-owned subsidiary 1209963 Alberta Ltd.;

"Permitted Investments" means (a) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or DBRS Limited, and (c) commercial paper rated at least A or the equivalent by DBRS Limited, in each case maturing within 180 days after the date of acquisition;

"Pro Rata Share" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when such a number is divided by the total number of all Trust Units that are issued and outstanding at that time;

"Rights Plan" means the unitholders rights plan of the Trust;

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"Royalty" means the royalty granted under the Royalty Agreement commencing February 1, 2003, entitling the Trust to approximately 99% of the net cash flow generated from the present and future oil and natural gas interests, rights and related tangibles of the Partnership after certain costs, expenditures and deductions;

"Royalty Agreement" means the amended royalty agreement between the Partnership, Vermilion, 1209963 Alberta Ltd. and the Trust dated January 22, 2003, as amended, providing for the creation of the Royalty;

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution;

"Special Voting Right" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Subsequent Investment" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"Subsidiary" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"Support Agreement" means the support agreement entered into between the Trust and Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion) on January 16, 2003;

"Trust" means Vermilion Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"Trustee" means Computershare Trust Company of Canada, the trustee of the Trust, or such other trustee, from time to time, of the Trust;

"Trust Indenture" means the amended and restated trust indenture dated as of January 15, 2003 between Computershare Trust Company of Canada and Vermilion;

"Trust Subsidiary" means Vermilion, 1209963 Alberta Ltd., 1209974 Alberta Ltd., Vermilion Rep S.A.S., Vermilion Resources (Partnership), Vermilion Oil & Gas Netherlands B.V., Vermilion Oil & Gas Australia Pty Ltd. and Vermilion Energy Ireland Ltd.

"Trust Unit" or "Unit" means a unit of the Trust issued by the Trust;

"Trust Unit Award Plan" means the Trust Unit Award Incentive Plan of the Trust;

"TSX" means the Toronto Stock Exchange;

"Unitholder Rights Plan Agreement" means the Unitholder Rights Plan Agreement dated May 5, 2006 as amended on May 9, 2009 between the Trust and Computershare Trust Company of Canada establishing the Unitholder Rights Plan of the Trust;

"Unitholders" means holders from time to time of the Trust Units;

"Vermilion" means Vermilion Resources Ltd.;

"Voting and Exchange Agreement Trustee" means Computershare Trust Company of Canada, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder; and

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement entered into on January 16, 2003 between the Trust, Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion) and the Voting and Exchange Agreement Trustee.

2009 Annual Information Form – Vermilion Energy Trust	6

Conventions

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.  All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

Abbreviations

Oil and Natural Gas Liquids
Bbl	Barrel
Mbbl	thousand barrels
Bbl/d	barrels per day
NGL	natural gas liquids
Natural Gas
Mcf	thousand cubic feet
MMcf	million cubic feet
Mcfpd	thousand cubic feet per day
MMcfpd	million cubic feet per day
MMBtu	million British Thermal Units
Other
API	American Petroleum Institute
°API	An indication of the specific gravity of crude oil measured on the API gravity scale.
Liquid petroleum with a specified gravity of 28 °API or higher is generally referred to as light crude oil boe
barrel of oil equivalent of natural gas and crude oil on the basis of 1 boe for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

bopd	barrel of oil equivalent per day
$M	thousand dollars
$MM	million dollars
Mboe	1,000 barrels of oil equivalent
MMboe	million barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

2009 Annual Information Form – Vermilion Energy Trust	7

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this annual information form may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this annual information form may include, but are not limited to:

•	capital expenditures;
•	business strategy and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	net revenue;
•	future production levels;
•	exploration plans;
•	development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other costs;
•	royalty rates;
•	Vermilion's additional future payment in connection with the Corrib acquisition;
•	the timing of first commercial gas from the Corrib field;
•	the decision of the Corrib joint venture consortium to drill an exploratory well at the Corrib field and the timing thereof; and
•	estimate of Vermilion’s share of the expected gas rates from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to any other assumptions identified in this annual information form, assumptions have been made regarding, among other things:

•	the ability of the Trust to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of the Trust to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of the Trust to obtain financing on acceptable terms;
•	currency, exchange and interest rates; and
•	future oil and gas prices.

Although the Trust believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Trust can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Trust and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and gas deposits;
•	risks inherent in the Trust's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	the Trust's ability to enter into or renew leases;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;

2009 Annual Information Form – Vermilion Energy Trust	8

•	the ability of the Trust to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against the Trust; and
•	other risks and uncertainties described elsewhere in this annual information form or in the Trust's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this annual information form are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this annual information form has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").  The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form.  The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.  The Trust has adopted the standard of 6 Mcf:1 boe when converting natural gas to barrels of oil equivalent.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 Mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP MEASURES

This annual information form includes non-GAAP measures as further described herein.  These measures do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable with the calculations of similar measures for other entities.

“Cash distributions per unit” represents actual cash distributions paid per unit by the Trust during the relevant periods.

“Cash distributions net” is calculated as actual cash distributions paid or payable for a given period.  Cash distributions are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions.

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VERMILION ENERGY TRUST

General

Vermilion Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and formed on December 16, 2002 pursuant to the Trust Indenture.  The head and principal office of the Trust is located at Suite 2800, 400 - 4th Avenue, S.W., Calgary, Alberta, T2P 0J4.

Organizational Structure of the Trust

The following diagram describes the intercorporate relationships among the Trust and each of its material subsidiaries as at December 31, 2009, where each principal subsidiary was incorporated or formed, the percentage of votes attaching to all voting securities of each subsidiary beneficially owned by Vermilion, as well as the flow of cash from the oil and gas properties held by such subsidiaries to the Trust, and from the Trust to the Unitholders.  Reference should be made to the appropriate sections of this annual information form for a complete description of the structure of the Trust.

Notes:
(1)	The Unitholders own 100% of the Trust Units.
(2)	Cash distributions are made to Unitholders monthly based on the Trust's cash flow.
(3)
Cash flow represents payments made by Vermilion to the Trust in respect of principal and interest payments on the Notes.  In addition to such payments, dividends may also be paid on the common shares of Vermilion.

(4)	Cash flow represents payments made by the Partnership under the Royalty Agreement.
(5)
The Trust will invest funds raised through any subsequent issuance of Trust Units in additional securities of Vermilion to enable Vermilion to make capital expenditures.  In addition, the Trust may reinvest a portion of the income received from Vermilion as well as any repayments of principal on the Notes in securities of Vermilion to enable Vermilion to make capital expenditures.

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Summary Description of the Business

Vermilion Energy Trust

The Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties.  Cash flow from the properties flows from Vermilion to the Trust by way of interest payments and principal repayments on the Notes and dividends declared on the common shares of Vermilion, and from the Partnership to the Trust by way of royalty payments under the Royalty Agreement.  Under the terms of the Trust Indenture, the Trust is also entitled to:

(a)
acquire or invest in securities of Vermilion and in the securities of any other entity including without limitation, bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;

(b)
acquire royalties in respect of Canadian resource properties as defined in the Tax Act and making any deferred royalty purchase payments which may be required with respect to such royalties; provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;

(c)	dispose of any part of the property of the Trust, including, without limitation, any securities of Vermilion;

(d)
temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other Permitted Investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

(e)	pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust.  It is currently anticipated that the only income to be received by the Trust will be from the interest received on the principal amount of Notes, royalty income pursuant to the Royalty Agreement, and dividends on the common shares of Vermilion.   The Trust currently makes monthly cash distributions to Unitholders of the interest income earned from the Notes, income earned under the Royalty Agreement and dividends received on the common shares of Vermilion, after expenses, if any, and any cash redemptions of Trust Units.

Unitholders receive monthly distributions of the cash flow generated by Vermilion and distributed to Unitholders through the Trust.  The Trust currently employs a strategy which: (i) provides Unitholders with a competitive annual cash on cash yield through monthly cash distributions, (ii) ensures that Vermilion's existing assets are maintained at a level that provides sustainable ongoing cash flow, and (iii) continues to expand the business of the Trust through the development of growth opportunities that are intended to provide long-term stable cash flows and be accretive to the existing Unitholders.  The Trust intends to finance acquisitions through bank financing and the issuance of additional Trust Units from treasury, while maintaining prudent leverage.

Vermilion Resources Ltd.

Vermilion Resources Ltd. was incorporated under the ABCA on November 23, 1993.  On January 1, 2003, Vermilion amalgamated with its wholly-owned subsidiary, 973675 Alberta Ltd. and on January 15, 2003, Vermilion amalgamated with its wholly-owned subsidiaries, Big Sky Resources Inc., Vermilion Gas Marketing Inc. and 962134 Alberta Ltd.  On January 22, 2003, Vermilion was amalgamated with Vermilion Acquisition Ltd. pursuant to the Arrangement.

The Trust is the sole holder of Vermilion common shares.  Certain former shareholders of Vermilion own Exchangeable Shares of Vermilion in accordance with the elections made by such holders under the Arrangement.  Vermilion continues to carry on an oil and natural gas business similar to that carried on by Vermilion prior to the Arrangement becoming effective.

The head office of Vermilion is located at Suite 2800, 400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4 and its registered office is located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

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History of Vermilion

The following describes the development of Vermilion's business over the last three completed financial years.

On June 20, 2007, Vermilion completed the acquisition of a 40% interest in the Offshore Wandoo Field.  The purchase price, exclusive of the acquired working capital deficiency, was $117.9 million.  The transaction added approximately 3,000 bopd.

On January 31, 2008, Vermilion closed the acquisition of a package of producing assets in the Drayton Valley area for $47 million.

On July 30, 2009, Vermilion completed the acquisition of an 18.5% non-operated interest in the Corrib field located approximately 83 kilometres off the northwest coast of Ireland for an aggregate purchase price comprised of US$100 million paid on closing and an obligation for an additional future payment, the amount of which will vary from an estimated US$300 million to US$135 million, depending on the date when first commercial gas from the Corrib field is achieved.  Pursuant to the acquisition agreement governing the Corrib acquisition, Vermilion assumed its share of future capital expenditure obligations in order to reach first commercial gas.  Beginning at the effective date of January 1, 2009, these costs are anticipated to range up to US$300 million, net to the acquired interest.  On September 29, 2009, Vermilion filed a business acquisition report in connection with the Corrib acquisition, which may be found on SEDAR at www.sedar.com.

On October 30, 2009, Vermilion closed an equity financing of 7,282,000 Trust Units at a price $30.90 per Trust Unit for gross proceeds of $225 million.  Subsequently, on December 1, 2009, Vermilion announced that the underwriters had exercised the over-allotment option in connection with the offering and Vermilion issued an additional 809,000 Trust Units at a price of $30.90 per Trust Unit for gross proceeds of approximately $25 million.  As a result of exercise of the over-allotment option, the aggregate gross proceeds to Vermilion of the equity offering were approximately $250 million.

On December 21, 2009, Verenex Energy Inc., a company in which Vermilion held 18,760,540 common shares representing a 41.9% equity ownership position was sold to a subsidiary of the Libyan Investment Authority for cash consideration of $7.09 plus an additional amount per share of $0.1976 for aggregate consideration of $7.2876 representing gross proceeds to Vermilion of approximately $136.7 million.  The proceeds were used to pay down debt.

During 2010, the Trust plans to convert from a trust to a dividend paying corporation by September 2010.  Approval from the Trust's Unitholders to a proposed reorganization and restructuring of Vermilion's income trust structure into a corporate structure form will be sought at a special meeting of Unitholders to be held at a date to be determined by the board of directors.

As at January 31, 2010, Vermilion had 286 full time employees of which 131 employees were located in its head office, 25 employees in its Canadian field offices, 93 employees in France, 16 employees in the Netherlands and 21 employees in Australia.

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NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

Vermilion is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Australia, Canada, France, Ireland and the Netherlands.  Vermilion's business plan is to maximize returns to the Trust from its oil and natural gas properties and related assets.  Where possible, Vermilion will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential participations or acquisitions, Vermilion will consider a number of factors, including: (a) the present value of the future revenue from such properties from the proved producing, total proved and proved plus probable reserves; (b) the amount of potential for additional reservoir development; (c) whether sufficient infrastructure exists in the prospect to provide for increased activity; (d) the cost of any potential development; (e) investments in properties that exhibit medium to long life reserves and stable production base; and (f) the ability of Vermilion to enhance the value of acquired properties through additional exploitation efforts and additional development drilling.  The board of directors of Vermilion may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life, asset quality and the Trust's business prospects.

Description of Properties

The following is a description of the oil and natural gas properties, plants, facilities and installations in which Vermilion has an interest and that are material to Vermilion's operations and exploration activities.  The production numbers stated refer to Vermilion's working interest share before deduction of Crown, freehold and other royalties.  Reserve amounts are stated, before deduction of royalties, as at December 31, 2009, based on forecast cost and price assumptions as evaluated in the GLJ Report.

Canada Assets

Vermilion’s production in Canada is located primarily in three areas, all in Alberta: Drayton Valley, Slave Lake and Central Alberta.  Vermilion’s main producing gas areas are Drayton Valley and Central Alberta, while Slave Lake is the main oil producing area.

In Canada, Vermilion holds an average working interest of 68% in 398,901 (271,856 net) acres of developed land, 584 (399 net) producing natural gas wells and 479 (172 net) producing oil wells as at December 31, 2009.  Vermilion operates five natural gas plants and has an ownership interest in five additional plants, resulting in combined gross processing capacity of over 90 MMcfpd.  In addition, Vermilion has treating capacity of over 5,200 Bbl/d of oil in 5 operated oil batteries.

For the year ended December 31, 2009, production in Canada averaged approximately 47.9 MMcfpd of natural gas and 3,654 Bbl/d of oil and NGL.

The GLJ Report assigned 30,214 Mboe of total proved reserves and 44,168 Mboe of proved plus probable reserves to Vermilion's properties located in Canada as at December 31, 2009.

France Assets

Vermilion's main producing areas in France are located in the Aquitaine Basin which is southwest of Bordeaux, France and in the Paris Basin, located just east of Paris. Vermilion's assets in France are primarily oil producing properties.  The two major fields in the Paris Basin area are Champotran and Chaunoy.  The two major fields in the Aquitaine Basin are Parentis and Cazaux. Vermilion operates 8 oil batteries with current producing capacities of 8,400 bbls/d. Vermilion holds an 81% working interest in 168,286 acres of developed land in the Aquitaine and Paris Basins.  Vermilion had 216 (189 net) producing oil wells in France as at December 31, 2009.

For the year ended December 31, 2009, production in France averaged approximately 8,246 Bbl/d of oil and 1.1 MMcfpd of natural gas.

The GLJ Report assigned 28,749 Mboe of total proved reserves and 43,423 Mboe of proved plus probable reserves to Vermilion's properties located in France.

2009 Annual Information Form – Vermilion Energy Trust	13

Netherlands Assets

Vermilion's Netherlands assets consist of six onshore concessions and one offshore concession located in the northern part of the country.  Production consists solely of natural gas with a small amount of related condensate.  The assets include three operated gas treatment centres that have a combined total capacity of 240 MMcfpd.  Vermilion holds an approximate 64% working interest over the seven concessions in 451,378 (289,687 net) acres of developed land and 46 (36 net) producing gas wells as at December 31, 2009.

For the year ended December 31, 2009, Vermilion's production in the Netherlands averaged 23 Bbl/d of NGL and 21 MMcfpd of natural gas.

The GLJ Report assigned 7,416 Mboe of total proved reserves and 13,175 Mboe of proved plus probable reserves to Vermilion's properties located in the Netherlands.

Australia Assets

Vermilion's Australia assets consist of a 100% operated interest in an offshore oil field located on Western Australia's northwest shelf. The platform has a current producing capacity of 162,000 Bbl/d.  Vermilion holds a 100% working interest in the Wandoo block, which is comprised of 59,553 acres (241 square kilometres) and is considered a production license.  All acreage therefore is classified as producing.

For the year ended December 31, 2009, Vermilion's production in the Australia averaged 7,812 Bbl/d of oil.

The GLJ Report assigned 13,083 Mboe of total proved reserves and 19,762 Mboe of proved plus probable reserves to Vermilion's properties located in Australia.

Ireland Assets

In 2009, Vermilion acquired an 18.5% interest in the offshore Corrib gas field, located approximately 83 kilometres off the northwest coast of Ireland.  The property is currently non-producing and is subject to obtaining regulatory approval and completion of construction.  First commercial gas from the Corrib field was originally expected in late 2011; however, it is now expected to be late 2012 as a result of delays encountered in the ongoing regulatory approval process.  The Corrib joint venture consortium is planning to drill an exploration well in the North Corrib field in 2010.

The GLJ Report assigned 15,332 Mboe of total proved reserves and 17,493 Mboe of proved plus probable reserves to Vermilion’s property in Ireland.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Reserves and Future Net Revenue

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ.  Pricing used in the forecast price evaluations is set forth in the notes to the tables.

Information contained in this section is effective December 31, 2009 unless otherwise stated.  The reserves information was prepared on February 8, 2010.

All evaluations of future net production revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations.  It should not be assumed that the discounted future net production revenue estimated by the GLJ Report represents the fair market value of the reserves.  Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report.  There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

2009 Annual Information Form – Vermilion Energy Trust	14

Reserves for Australia, Canada, France, Ireland and the Netherlands are established using deterministic methodology.  Total proved reserves are established at the 90 percent probability (P90) level.  There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves.  Total proved plus probable reserves are established at the 50 percent probability (P50) level.  There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

The Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs.  For Canada, the tables following include AGCA.

The following tables may not total due to rounding.

Oil and Gas Reserves - Based on Forecast Prices and Costs(8)

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)
	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Proved Developed Producing(2)(5)
Australia	13,083	13,083	-	-	-	-	-	-
Canada	5,848	4,938	30	27	85,953	75,554	2,723	1,723
France	25,921	23,736	-	-	1,811	1,685	-	-
Ireland	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	21,155	21,155	23	23
Total Proved Developed Producing	44,852	41,757	30	27	108,919	98,394	2,746	1,746
Proved Developed Non-Producing(2)(6)
Australia	-	-	-	-	-	-	-	-
Canada	397	352	-	-	4,969	4,434	103	70
France	1,087	961	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	23,041	23,041	26	26
Total Proved Developed Non-Producing	1,484	1,313	-	-	28,010	27,475	130	96
Proved Undeveloped(2)(7)
Australia	-	-	-	-	-	-	-	-
Canada	594	469	-	-	29,544	26,753	441	300
France	1,439	1,386	-	-	-	-	-	-
Ireland	-	-	-	-	91,991	91,991	-	-
Netherlands	-	-	-	-	-	-	-	-
Total Proved Undeveloped	2,034	1,854	-	-	121,535	118,745	441	300
Proved(2)
Australia	13,083	13,083	-	-	-	-	-	-
Canada	6,839	5,759	30	27	120,465	106,741	3,267	2,093
France	28,447	26,083	-	-	1,811	1,685	-	-
Ireland	-	-	-	-	91,991	91,991	-	-
Netherlands	-	-	-	-	44,196	44,196	50	50
Total Proved	48,369	44,924	30	27	258,463	244,614	3,317	2,143
Probable(3)
Australia	6,679	6,679	-	-	-	-	-	-
Canada	2,963	2,342	5	5	56,514	49,339	1,566	1,005
France	14,563	13,982	-	-	666	623	-	-
Ireland	-	-	-	-	12,968	12,968	-	-
Netherlands	-	-	-	-	34,320	34,320	39	39
Total Probable	24,205	23,003	5	5	104,468	97,250	1,605	1,045
Proved Plus Probable(2)(3)
Australia	19,762	19,762	-	-	-	-	-	-
Canada	9,803	8,100	35	32	176,979	156,081	4,833	3,099
France	43,010	40,065	-	-	2,477	2,308	-	-
Ireland	-	-	-	-	104,959	104,959	-	-
Netherlands	-	-	-	-	78,516	78,516	89	89
Total Proved Plus Probable	72,574	67,927	35	32	362,932	341,864	4,922	3,188

2009 Annual Information Form – Vermilion Energy Trust	15

Net Present Values of Future Net Revenue - Based on Forecast Prices and Costs(8)

	Before Deducting Income Taxes Discounted At					After Deducting Income Taxes Discounted At
(MM$)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing(2)(5)
Australia	687	581	503	444	398	327	276	238	210	188
Canada	637	498	411	353	310	637	498	411	353	310
France	1,262	914	717	592	506	950	703	561	469	405
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	85	78	72	67	63	69	63	58	54	50
Total Proved Developed Producing	2,670	2,070	1,703	1,456	1,278	1,982	1,540	1,268	1,085	953
Proved Developed Non-Producing(2)(6)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	36	28	22	19	16	36	28	22	19	16
France	57	38	27	21	17	38	24	17	13	10
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	214	174	145	125	109	118	96	80	69	60
Total Proved Developed Non-Producing	307	239	195	164	142	191	147	119	100	86
Proved Undeveloped(2)(7)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	120	77	51	35	23	104	69	47	33	22
France	88	57	40	29	22	58	35	23	15	10
Ireland	604	417	286	194	127	604	417	286	194	127
Netherlands	-	-	-	-	-	-	-	-	-	-
Total Proved Undeveloped	812	550	377	257	172	766	521	356	241	159
Proved(2)
Australia	687	581	503	444	398	327	276	238	210	188
Canada	792	602	485	406	350	776	594	481	404	349
France	1,407	1,008	784	642	545	1,045	762	600	497	425
Ireland	604	417	286	194	127	604	417	286	194	127
Netherlands	298	251	218	192	172	187	159	138	122	110
Total Proved	3,788	2,859	2,276	1,878	1,591	2,939	2,208	1,744	1,427	1,198
Probable(3)
Australia	400	267	190	143	112	174	115	81	61	47
Canada	391	231	152	108	80	295	177	119	87	66
France	940	522	334	233	172	616	332	205	137	97
Ireland	132	94	69	52	39	132	94	69	52	39
Netherlands	312	219	164	129	105	171	119	89	70	57
Total Probable	2,175	1,333	909	664	509	1,388	838	564	406	306
Proved Plus Probable(2)(3)
Australia	1,087	848	693	587	510	501	391	320	270	235
Canada	1,183	832	637	514	430	1,071	771	600	491	415
France	2,348	1,530	1,117	874	716	1,661	1,094	805	634	522
Ireland	736	511	355	245	166	736	511	355	245	166
Netherlands	610	471	382	321	277	357	278	227	192	167
Total Proved Plus Probable	5,963	4,192	3,185	2,542	2,100	4,327	3,045	2,308	1,833	1,505

Total Future Net Revenue (Undiscounted) Based on Forecast Prices and Costs(8)

(M$)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandon- ment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Proved(2)
Australia	1,226,554	-	478,775	28,994	31,961	686,825	360,170	326,655
Canada	1,898,646	281,488	696,958	98,244	30,007	791,949	15,760	776,189
France	2,600,937	212,827	819,199	82,032	79,605	1,407,273	361,810	1,045,463
Ireland	991,535	-	137,686	239,184	10,441	604,224	-	604,224
Netherlands	453,485	-	132,285	10,263	12,772	298,165	111,575	186,590
Total Proved	7,171,157	494,315	2,264,903	458,716	164,787	3,788,435	849,316	2,939,120
Proved Plus Probable(2)(3)
Australia	1,959,331	-	802,132	34,744	35,807	1,086,648	585,717	500,931
Canada	2,867,638	447,250	1,015,877	185,275	36,294	1,182,942	111,500	1,071,442
France	4,092,612	275,110	1,159,099	207,115	103,628	2,347,660	686,566	1,661,094
Ireland	1,135,129	-	149,311	239,184	10,650	735,984	-	735,984
Netherlands	841,373	-	193,092	23,231	14,893	610,158	252,908	357,250
Total Proved Plus Probable	10,896,083	722,360	3,319,511	689,548	201,273	5,963,391	1,636,690	4,326,700

2009 Annual Information Form – Vermilion Energy Trust	16

Future Net Revenue by Production Group Based on Forecast Prices and Costs(8)

	Future Net Revenue Before Income Taxes (Discounted at 10% Per Year)	Unit Value
Proved(2)	(M$)	($/boe)
Light and medium oil	1,482,525	31.97
Heavy oil	1,051	28.79
Natural gas	720,952	21.39
Non-conventional oil and gas activities	70,970	11.43
Total Proved	2,275,498	25.90
Proved Plus Probable(2)(3)
Light and medium oil	2,065,132	29.58
Heavy oil	1,218	28.22
Natural gas	1,026,191	21.72
Non-conventional oil and gas activities	92,079	9.98
Total Proved Plus Probable	3,184,620	24.86

Forecast Prices used in Estimates(8)

	Light and Medium Crude Oil			Crude Oil	Natural Gas	Natural Gas Netherlands	Natural Gas Liquids	Inflation Rate	Exchange Rate
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40o API ($Cdn/Bbl)	Cromer Medium 29.3o API ($Cdn/Bbl)	Brent Blend FOB North Sea ($US/Bbl)	AECO Gas Price ($Cdn/MMBtu)	TTF Gas Price ($Cdn/Mcf)	FOB Field Gate ($Cdn/Bbl)	Percent Per Year	($US/$Cdn)
Forecast
2009	61.56	66.43	63.19	62.48	4.20	5.52	55.67	0.3	0.880
2010	80.00	83.26	76.60	78.50	5.96	6.09	71.92	2.0	0.950
2011	83.00	86.42	78.64	81.50	6.79	8.18	74.64	2.0	0.950
2012	86.00	89.58	80.62	84.50	6.89	9.06	77.37	2.0	0.950
2013	89.00	92.74	82.54	87.50	6.95	10.29	80.10	2.0	0.950
2014	92.00	95.90	85.35	90.50	7.05	11.23	82.83	2.0	0.950
Thereafter	2%	2%	2%	2%	2%	2%	2%	2%	0.950

Reconciliations of Changes in Reserves

The following table sets forth a reconciliation of the changes in Vermilion's company gross light and medium crude oil, associated and non-associated gas (combined) reserves as at December 31, 2009 against such reserves as at December 31, 2008 based on the forecast price and cost assumptions set forth in note 8 under the heading "Statement of Reserves Data and Other Oil and Gas Information - Future Net Revenue by Production Based on Forecast Prices and Costs".

2009 Annual Information Form – Vermilion Energy Trust	17

Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs

	Total Oil			Associated and Non-Associated Gas			Natural Gas Liquids
	Proved(2) (Mbbl)	Probable(3) (Mbbl)	Proved Plus Probable(2)(3) (Mbbl)	Proved(2) (MMcf)	Probable(3) (MMcf)	Proved Plus Probable(2)(3) (MMcf)	Proved(2) (Mbbl)	Probable(3) (Mbbl)	Proved Plus Probable(2)(3) (Mbbl)
Australia
At December 31, 2008	15,933	6,629	22,563	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-
Extensions and Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	-	50	50	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(2,851)	-	(2,851)	-	-	-	-	-	-
At December 31, 2009	13,083	6,679	19,762	-	-	-	-	-	-
Canada
At December 31, 2008	7,185	2,088	9,273	113,268	67,635	180,903	2,938	2,001	4,939
Discoveries	-	-	-	23	17	40	-	-	-
Extensions and Improved Recovery	485	936	1,419	14,263	5,007	19,269	640	247	887
Technical Revisions	(91)	(66)	(157)	6,577	(16,937)	(10,360)	61	(722)	(661)
Acquisitions	62	12	74	3,621	793	4,414	177	40	217
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(772)	-	(772)	(17,287)	-	(17,287)	(548)	-	(548)
At December 31, 2009	6,869	2,969	9,838	120,465	56,514	176,979	3,267	1,566	4,833
France
At December 31, 2008	29,695	15,851	45,546	2,019	646	2,665	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-
Extensions and Improved Recovery	161	89	250	-	-	-	-	-	-
Technical Revisions	1,601	(1,377)	224	177	20	197	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(3,010)	-	(3,010)	(385)	-	(385)	-	-	-
At December 31, 2009	28,447	14,563	43,010	1,811	666	2,477	-	-	-
Ireland
At December 31, 2008	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-
Extensions and Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	91,991	12,968	104,959	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-
At December 31, 2009	-	-	-	91,991	12,968	104,959	-	-	-
Netherlands
At December 31, 2008	-	-	-	41,394	23,289	64,683	46	26	72
Discoveries	-	-	-	4,596	4,309	8,905	5	4	9
Extensions and Improved Recovery	-	-	-	8,823	2,815	11,638	10	3	13
Technical Revisions	-	-	-	(2,929)	3,907	978	(3)	5	2
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	-	-	-	(7,688)	-	(7,688)	(8)	-	(8)
At December 31, 2009	-	-	-	44,196	34,320	78,516	50	39	89
Total Vermilion
At December 31, 2008	52,814	24,567	77,381	156,681	91,570	248,251	2,984	2,027	5,011
Discoveries	-	-	-	4,619	4,326	8,945	5	4	9
Extensions and Improved Recovery	646	1,025	1,669	23,086	7,822	30,907	650	250	900
Technical Revisions	1,510	(1,393)	117	3,825	(13,010)	(9,185)	58	(717)	(659)
Acquisitions	62	12	74	95,612	13,761	109,373	177	40	217
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(6,633)	-	(6,633)	(25,360)	-	(25,360)	(557)	-	(557)
At December 31, 2009	48,398	24,211	72,609	258,463	104,468	362,931	3,317	1,605	4,922

2009 Annual Information Form – Vermilion Energy Trust	18

Notes:
(1)
"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of Vermilion.  "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.

(2)
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3)
"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4)
"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

(5)
"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(6)
"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(7)
"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(8)
The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below.  The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation.  GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

Undeveloped Reserves

Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  These reserves have a 90% probability of being recovered.  Vermilion's current plan is to develop these reserves in the following two years.  This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  These reserves have a 50% probability of being recovered.  Vermilion's current plan is to develop these reserves over the next five years.  In general, development of these reserves requires additional evaluation data to increase the probability of success to an acceptable level for Vermilion.  This increases the timeline for the development of these reserves.  This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Timing of Initial Undeveloped Reserves Assignment

Undeveloped Reserves Attributed in Current Year

	Light & Medium Oil (Mbbl)		Conventional Gas (MMcf)		Coalbed Methane Gas (MMcf)		Natural Gas Liquids (Mbbl)		Total Oil Equivalent (Mboe)
	First Attributed (1)	Booked	First Attributed (1)	Booked	First Attributed (1)	Booked	First Attributed (1)	Booked	First Attributed (1)	Booked
Proved
Prior to 2007	805	805	503	503	20,543	20,543	12	12	4,325	4,325
2007	1,930	2,735	425	928	3,386	23,929	22	34	2,587	6,912
2008	98	2,678	2,214	2,289	3,325	21,009	121	128	1,142	6,689
2009	1,090	2,034	99,026	100,928	1,152	20,607	362	441	18,148	22,731
Probable
Prior to 2007	4,420	4,420	9,543	9,543	12,583	12,583	444	444	8,552	8,552
2007	3,643	8,063	11,133	20,676	4,344	16,927	365	809	6,588	15,139
2008	235	8,120	9,558	25,466	2,718	16,961	489	964	2,770	16,155
2009	2,184	8,047	19,348	34,566	1,598	14,374	324	754	5,999	16,958

Note:
 (1) “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

2009 Annual Information Form – Vermilion Energy Trust	19

Future Development Costs

The table below sets out the future development costs deducted in estimation of future net revenue attributable to proved reserves and proved plus probable reserves (using forecast prices).

(M$)	Total Proved Estimated Using Forecast Prices and Costs	Total Proved Plus Probable Estimated Using Forecast Prices and Costs
Australia
2010	3,900	9,650
2011	3,978	3,978
2012	4,058	4,058
2013	4,139	4,139
2014	4,221	4,221
Remainder	8,698	8,698
Total for all years undiscounted	28,994	34,744
Canada
2010	39,196	53,506
2011	24,321	57,178
2012	7,084	23,902
2013	6,710	24,982
2014	4,819	8,765
Remainder	16,114	16,942
Total for all years undiscounted	98,244	185,275
France
2010	26,696	32,463
2011	18,988	51,424
2012	6,335	42,455
2013	6,452	41,786
2014	3,929	16,835
Remainder	19,632	22,152
Total for all years undiscounted	82,032	207,115
Ireland
2010	77,108	77,108
2011	110,050	110,050
2012	52,026	52,026
2013	-	-
2014	-	-
Remainder	-	-
Total for all years undiscounted	239,184	239,184
Netherlands
2010	6,034	6,266
2011	1,271	8,699
2012	548	5,856
2013	559	559
2014	570	570
Remainder	1,281	1,281
Total for all years undiscounted	10,263	23,231

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from debt or equity financing.  It is anticipated that costs of funding the future development costs will not impact development of its properties.

2009 Annual Information Form – Vermilion Energy Trust	20

Oil and Gas Properties and Wells

The following table sets forth the number of wells in which Vermilion held a working interest as at December 31, 2009:

		Oil	Natural Gas
	Gross(1) Wells	Net(2)	Gross(1)	Net(2)
		Wells	Wells	Wells
Australia
Producing	18	18	-	-
Non-producing	-	-	-	-
Alberta, Canada
Producing	479	172	584	399
Non-producing	175	61	87	59
France
Producing	216	189	-	-
Non-producing	170	152	-	-
Ireland
Producing	-	-	-	-
Non-producing	-	-	7	1
Netherlands
Producing	-	-	46	36
Non-producing	-	-	28	21
Total Producing	713	379	630	435
Total Non-producing	345	213	122	81

Notes:
(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly including “unit wells”.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.
(3)	Well counts are based on wellbores.

Costs Incurred

The following table summarizes the capital expenditures made by Vermilion on oil and natural gas properties for the year ended December 31, 2009:

(M$)	Property Acquisition Costs		Exploration	Development	Total
	Proved Properties	Unproved Properties	Costs	Costs	Costs
Australia	-	-	360	6,379	6,739
Canada	21,225	15,867	812	38,069	75,973
France	494	-	14	61,949	62,457
Ireland	137,817	-	-	44,878	182,695
Netherlands	-	-	661	25,677	26,338
Total	159,536	15,867	1,847	176,952	354,202

2009 Annual Information Form – Vermilion Energy Trust	21

Exploration and Development Activities

The following table sets forth the number of development and exploration wells which Vermilion completed during its 2009 financial year:

	Exploration Wells		Development Wells
	Gross(1)	Net(2)	Gross(1)	Net(2)
Australia
Oil	-	-	-	-
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	-	-
Canada
Oil	-	-	2.0	1.4
Gas	-	-	5.0	2.9
Standing	-	-	30.0	20.6
Dry Holes	-	-	2.0	1.0
Total Completed	-	-	39.0	25.9
France
Oil	-	-	2.0	2.0
Gas	-	-	-	-
Standing	-	-	1.0	1.0
Dry Holes	-	-	-	-
Total Completed	-	-	3.0	3.0
Ireland
Oil	-	-	-	-
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	-	-
Netherlands
Oil	-	-	-	-
Gas	-	-	-	-
Standing	1.0	0.4	2.0	1.9
Dry Holes	-	-	-	-
Total Completed	1.0	0.4	2.0	1.9
Total Vermilion
Oil	-	-	4.0	3.4
Gas	-	-	5.0	2.9
Standing	1.0	0.4	33.0	23.4
Dry Holes	-	-	2.0	1.0
Total Completed	1.0	0.4	44.0	30.7

Notes:
(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion has currently budgeted $349 million for its 2010 capital program in Australia, Canada, France, Ireland and the Netherlands.  The funds will be used to drill wells to develop reserves in its Canadian key areas of Drayton Valley, Central Alberta, and in Australia, France, Ireland and the Netherlands.  A portion of the capital will be allocated to workovers, production optimization, and maintenance capital in each country.

2009 Annual Information Form – Vermilion Energy Trust	22

Properties with No Attributed Reserves

The following table sets out Vermilion's undeveloped land as at December 31, 2009:

	Undeveloped Land
Country	Gross Acres(1)	Net Acres(2)
Australia	-	-
Canada	246,947	159,822
France	1,637,707	1,407,159
Ireland	115,449	21,358
Netherlands	208,808	121,872
Total	2,208,911	1,710,211

Notes:
(1)	"Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion expects its rights to explore, develop and exploit approximately 47,263 net acres in Canada to expire within one year.  In the Netherlands, France, Ireland and Australia, no such rights expire within one year.

Abandonment and Reclamation Costs

Vermilion has estimated its abandonment costs by determining amounts for facility decommissioning and reclamation costs (including salvage) by area in Australia, Canada, France, Ireland and the Netherlands.  As well, Vermilion has determined abandonment costs (including salvage) and reclamation costs per well, by area and applied this amount to its net wells in each of the countries.  The number of net wells to be abandoned is 1,194 in Canada, 391 in France, 59 in the Netherlands, 20 in Australia and 1 in Ireland.

The total amount of costs, net of salvage, as estimated in the GLJ Report, is set forth in the following table:

Country	Undiscounted (M$)	Discounted 10% (M$)
Australia	31,961	11,343
Canada	30,007	10,363
France	79,605	21,252
Ireland	10,441	3,838
Netherlands	12,772	7,774
Total	164,786	54,570

In estimating the future net revenue, it is important to note that future costs associated with abandonment of surface facilities, well site reclamation, pipeline abandonments, non-producing wells and reclamation costs, not including downhole costs listed above, are estimated by management of the Trust as:

Country	Facilities Undiscounted (M$)	Discounted 10% (M$)
Australia	208,383	16,121
Canada	157,787	52,665
France	143,713	4,439
Ireland	20,890	3,662
Netherlands	123,381	52,762
Total	654,154	129,649

In the next three years, as estimated in the GLJ Report, Vermilion expects to pay abandonment and reclamation costs of:

Country	Undiscounted (M$)	Discounted 10% (M$)
Australia	-	-
Canada	3,156	2,644
France	3,866	3,194
Ireland	-	-
Netherlands	2,238	1,743
Total	9,260	7,581

2009 Annual Information Form – Vermilion Energy Trust	23

Vermilion has set aside a reclamation fund to help cover these future costs which amounted to $69.0 million as at December 31, 2009.

Tax Information

Income tax laws and administrative policies regarding mutual fund trusts may be changed in a manner which adversely affects the Trust and/or the Unitholders.

On June 22, 2007, legislation was passed to implement proposals originally announced on October 31, 2006 relating to the taxation of certain distributions from certain "specified investment flow-through" ("SIFT") trusts and SIFT partnerships (the "SIFT Rules").  The SIFT Rules impose a tax at the trust level on distributions of certain income from SIFT trusts (which include the Trust) and partnerships at a rate of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the Unitholder.  Existing SIFT trusts will have a four-year transition period, and subject to the qualifications below, will not be taxable under the SIFT Rules until January 1, 2011.  The application of the SIFT Rules to the Trust will result in adverse tax consequences to the Trust and indirectly certain Unitholders (including most particularly Unitholders that are tax deferred plans and non-residents of Canada) and impact cash distributions from the Trust.

Pursuant to the SIFT Rules, commencing January 1, 2011 (provided the Trust only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Trust which would have otherwise have been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level.  Returns of capital generally are (and under the SIFT Rules will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act).  Distributions of income to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax.

The SIFT Rules provide for a four year transition period for SIFTs in existence on October 31, 2006 provided that there is only "normal growth" of a SIFT during the transition period and no "undue expansion".  As a result, the adverse tax consequences associated with the SIFT Rules could be realized by the Trust sooner than January 1, 2011.  "Normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a SIFT trust's market capitalization as of the end of trading on October 31, 2006 (which would include the SIFT's issued and outstanding publicly traded trust units and not any convertible debt, options or other interests convertible into or exchangeable for trust units).  The permitted expansion thresholds are the greater of $50 million and 40% of a SIFT trust's October 31 market capitalization for the period from October 31, 2006 to the end of 2007, and the greater of $50 million and 20% of a SIFT trust's October 31 market capitalization for each of 2008, 2009 and 2010.  On December 4, 2008, the Department of Finance (Canada) announced changes to the normal growth rules to allow a SIFT trust to accelerate the utilization of the SIFT trust's annual permitted normal growth room for each of 2009 and 2010 so that the amount was available on and after December 4, 2008. This change does not alter the maximum permitted normal growth room for a SIFT trust, but it allows a SIFT trust to use its normal growth room remaining as of December 4, 2008 in a single year, rather than staging a portion of the normal growth room over the 2009 and 2010 years.  Additional details of the “normal growth” guidelines include the following:

(a)	new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop such substitutes);

(b)
replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour limits; and

(c)
the exchange for trust units, of exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Trust's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $2,375 million, which means the Trust's aggregate "safe harbour" equity growth amount was $2,375 million (not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).

2009 Annual Information Form – Vermilion Energy Trust	24

While the guidelines are such that it is unlikely they would affect the Trust's ability to raise the capital required to maintain and grow its existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and the Trust's ability to undertake more significant acquisitions.

Vermilion has evaluated the alternatives available as to the best structure for Unitholders and the Trust in light of the application of the SIFT Rules to the Trust starting in 2011 and has determined that, assuming no further changes in tax laws applicable to income trusts and subject to obtaining Unitholder and other required approvals, the most appropriate action is to complete a conversion of the Trust to a dividend paying corporation by September, 2010.  If the Trust completes a conversion to a corporate structure, the nature of a Unitholder's investment will change. For Unitholders resident in Canada, the tax treatment of dividends received will be different than the current tax treatment of distributions. This differential treatment may give rise to tax consequences to Unitholders resident in Canada that are adverse when compared to the current tax treatment of distributions to Unitholders.  For Unitholders resident in Canada, the tax consequences may differ depending on the particular circumstances of each Unitholder, including whether the Unitholder’s investment in Vermilion is held in a taxable or tax-deferred account.

In France, the Trust is currently subject to a 35% corporate tax rate after eligible deductions.  In the Netherlands, the Trust is currently subject to an approximate 45% corporate tax rate after eligible deductions.  In Australia, the Trust is currently subject to an approximate 30% corporate tax rate after eligible deductions.  Ireland is subject to tax at 25% after eligible deductions.

Production Estimates

The following table sets forth the volume of production estimated for the first year as reflected in the estimates of gross proved reserves and gross proved plus probable reserves:

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	BOE
	(Bbl/d)	(Bbl/d)	(Mcf/d)	(Bbl/d)	(Bbl/d)
Australia
Proved	6,174	-	-	-	6,174
Proved Plus Probable	6,716	-	-	-	6,716
Canada
Proved	2,235	16	44,829	1,416	11,139
Proved Plus Probable	2,486	16	48,251	1,562	12,106
France
Proved	8,140	-	727	-	8,261
Proved Plus Probable	8,532	-	759	-	8,658
Ireland
Proved	-	-	-	-	-
Proved Plus Probable	-	-	-	-	-
Netherlands
Proved	-	-	22,454	24	3,767
Proved Plus Probable	-	-	25,133	27	4,216
Total Proved	16,548	16	68,010	1,441	29,340
Total Proved Plus Probable	17,733	16	74,142	1,589	31,695

2009 Annual Information Form – Vermilion Energy Trust	25

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Vermilion for each quarter of its most recently completed financial year.  Vermilion had no production from its Ireland assets in 2009:

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Australia
Average Daily Production
Light and Medium Oil (Bbl/d)	8,612	7,931	7,598	7,124
Natural Gas (MMcfpd)	-	-	-	-
Natural Gas Liquids (Bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Oil ($/Bbl)	57.58	78.63	69.31	101.62
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Royalties
Light and Medium Oil ($/Bbl)	14.72	16.32	18.34	34.88
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Transportation
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/Bbl)	10.30	13.99	14.98	16.56
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/Bbl)	32.56	48.32	35.99	50.18
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Canada
Average Daily Production
Light and Medium Oil (Bbl/d)	2,175	2,264	2,053	2,061
Natural Gas (MMcfpd)	49.58	51.11	45.67	45.07
Natural Gas Liquids (Bbl/d)	1,569	1,505	1,548	1,449
Average Net Prices Received
Light and Medium Oil ($/Bbl)	50.07	66.41	72.87	72.72
Natural Gas ($/Mcf)	5.26	3.65	3.03	4.68
Natural Gas Liquids ($/Bbl)	40.09	48.39	51.01	59.71
Royalties
Light and Medium Oil ($/Bbl)	7.62	2.30	7.42	9.11
Natural Gas ($/Mcf)	0.78	(0.30)	0.29	0.48
Natural Gas Liquids ($/Bbl)	10.61	1.08	3.05	4.02
Transportation
Light and Medium Oil ($/Bbl)	0.55	0.55	0.58	0.56
Natural Gas ($/Mcf)	0.19	0.18	0.18	0.19
Natural Gas Liquids ($/Bbl)	0.83	0.90	0.84	0.87
Production Costs
Light and Medium Oil ($/Bbl)	16.44	14.92	15.83	16.18
Natural Gas ($/Mcf)	1.61	1.48	1.59	1.65
Natural Gas Liquids ($/Bbl)	5.64	5.55	5.19	5.69
Netback Received
Light and Medium Oil ($/Bbl)	25.46	48.64	49.04	51.87
Natural Gas ($/Mcf)	2.68	2.29	0.97	2.36
Natural Gas Liquids ($/Bbl)	23.01	40.86	41.93	49.13

2009 Annual Information Form – Vermilion Energy Trust	26

France
Average Daily Production
Light and Medium Oil (Bbl/d)	8,223	8,432	8,111	8,218
Natural Gas (MMcfpd)	1.04	1.18	0.87	1.13
Natural Gas Liquids (Bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Oil ($/Bbl)	48.40	67.69	73.64	75.68
Natural Gas ($/Mcf)	10.52	6.79	7.26	8.81
Natural Gas Liquids ($/Bbl)	-	-	-	-
Royalties
Light and Medium Oil ($/Bbl)	5.08	5.49	5.72	5.48
Natural Gas ($/Mcf)	0.07	0.32	0.32	0.29
Natural Gas Liquids ($/Bbl)	-	-	-	-
Transportation
Light and Medium Oil ($/Bbl)	4.09	3.96	3.18	2.93
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/Bbl)	12.60	10.60	11.43	13.95
Natural Gas ($/Mcf)	3.85	3.81	4.12	4.78
Natural Gas Liquids ($/Bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/Bbl)	26.63	47.64	53.31	53.32
Natural Gas ($/Mcf)	6.60	2.66	2.82	3.74
Natural Gas Liquids ($/Bbl)	-	-	-	-
Netherlands
Average Daily Production
Light and Medium Oil (Bbl/d)	-	-	-	-
Natural Gas (MMcfpd)	23.47	20.20	19.98	20.65
Natural Gas Liquids (Bbl/d)	24	25	20	23
Average Net Prices Received
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	12.21	8.71	6.73	7.08
Natural Gas Liquids ($/Bbl)	34.92	33.01	32.86	123.10
Royalties
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	2.50	2.71	2.45	2.25
Natural Gas Liquids ($/Bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	9.71	6.00	4.28	4.83
Natural Gas Liquids ($/Bbl)	34.92	33.01	32.86	123.10

2009 Annual Information Form – Vermilion Energy Trust	27

Marketing

Vermilion is party to certain derivative financial instruments, such as crude oil, natural gas and power contracts.  Vermilion has entered into these contracts for economic hedging purposes only in order to protect its cash flow on future sales from the potential adverse impact of fluctuations in oil, gas and power prices.  The contracts reduce the fluctuations in sales revenues and power costs by establishing fixed prices or a trading range on a portion of its oil and gas sales and power costs.  All of the economic hedges below are arranged with counter parties representing major financial (banking) institutions with AA to AAA credit ratings thereby reducing counter party credit risk exposure.

Contracts outstanding in respect of economic hedging transactions are as follows:

Risk Management: Oil	Funded Cost	Bbl/d	US $/Bbl
Collar - WTI
2010	US $0.00/Bbl	1,500	$70.00 - $ 97.80
2010	US $1.00/Bbl	1,500	$72.00 - $ 99.00
2010	US $1.00/Bbl	1,500	$72.00 - $100.65
2010	US $1.50/Bbl	750	$70.00 - $ 97.40
2010	US $1.50/Bbl	750	$69.00 - $ 90.15
Call Spread - BRENT
2010	US $4.94/Bbl	1,100	$65.00 - $ 85.00
2011	US $6.08/Bbl	960	$65.00 - $ 85.00
2010	US $5.64/Bbl	700	$65.00 - $ 85.00
2011	US $5.15/Bbl	600	$65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/Bbl
SWAP - AECO
January 2010 to October 2011	$0.00/GJ	700	$5.13
Put – AECO
January 2010 to March 2010	$0.17/GJ	10,000	$4.50
January 2010 to March 2010	$0.17/GJ	4,000	$4.50
April 2010 to October 2010	$0.35/GJ	10,000	$4.50
Collar – AECO
April 2010 to October 2010	$0.25/GJ	2,000	$4.70 - $ 7.35

ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY TRUST

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture.  Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust.  All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust.  All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.  Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right") and to one vote at all meetings of Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Vermilion or the Trust.  As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.  The price per Trust Unit will be a function of anticipated distributable income from Vermilion and the ability of Vermilion to effect long term growth in the value of the Trust.  The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets.  Changes in market conditions may adversely affect the trading price of the Trust Units.

2009 Annual Information Form – Vermilion Energy Trust	28

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by Vermilion or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture.  Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of Vermilion in the resolution authorizing the issuance of any Special Voting Rights.  Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.
Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every Person who holds Exchangeable Shares.

Unitholders' Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets.  Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally.  Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation.  Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.  The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the sole activity of the Trust is to hold securities, and all of the business operations are carried on by Vermilion, directly or indirectly.

The activities of the Trust and its subsidiary, Vermilion, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of Vermilion and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

The Income Trusts Liability Act (Alberta) creates a statutory limitation on the liability of unitholders of Alberta income trusts such as the Trust.  The Act provides that a Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation comes into effect.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the board of directors of Vermilion may determine.  The Indenture also provides that Vermilion may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as Vermilion may determine.

2009 Annual Information Form – Vermilion Energy Trust	29

Cash Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes, from the income generated under the Royalty Agreement and from any dividends paid on the common shares of Vermilion, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust.  In addition, Unitholders may, at the discretion of the board of directors of Vermilion, receive distributions in respect of prepayments of principal on the Notes made by Vermilion to the Trust before the maturity of the Notes.  It is anticipated however, that the Trust may reinvest a portion of the repayments of principal on the Notes to make capital expenditures to develop the business of Vermilion with a view to enhancing Vermilion's cash flow from operations.

Cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Record of Cash Distributions

The following table sets forth the amount of monthly cash distributions per Trust Unit declared by the Trust since the completion of the Arrangement on January 22, 2003.  Distributions are generally paid on the 15th day of the month following the month of declaration.  Until the December 14, 2007 distribution announcement, Vermilion had paid distributions of $0.17 per Trust Unit per month.  Starting with the January 15, 2008 payment date, Vermilion has paid distributions of $0.19 per Trust Unit per month.

Period	Distribution Amount for Period per Trust Unit
2003 – January 22 to December 31	$1.87
2004 – January to December	$2.04
2005 – January to December	$2.04
2006 – January to December	$2.04
2007 – January to December	$2.06
2008 – January to December	$2.28
2009 – January to December	$2.28
2010 – January to March	$0.57
Total cash distributions since January 22, 2003(1)	$15.18

Note:
(1)
On March 15, 2010, the Trust announced that it would pay a cash distribution of $0.19 per Trust Unit to Unitholders of record as of March 31, 2009 on April 15, 2010.  The total cash distribution since January 22, 2003 does not include the April distribution of $0.19.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption.  Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (a) 90% of the "market price" (as defined in the Trust Indenture) of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (b) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month.  In certain circumstances, the aggregate Market Redemption Price payable by the Trust may be satisfied by distributing notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units.  Notes which may be distributed in specie to holders of Trust Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such notes.

2009 Annual Information Form – Vermilion Energy Trust	30

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the Tax Act.  Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents.  Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents.  In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions.  If at any time the Trust becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trust shall take such action as may be necessary to carry out such intentions.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust.  Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of Vermilion and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition.  A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder.  Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.  For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Trustee

Computershare Trust Company of Canada is the trustee of the Trust.  The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units.  The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The term of the Trustee's appointment is until the annual meeting of Unitholders to be held in 2012.  In 2012, the Unitholders shall, at the annual meeting of Unitholders, re-appoint or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall appoint or re-appoint a successor to the Trustee at the annual meeting of Unitholders three years following the re-appointment or appointment of the successor to the Trustee.  The Trustee may also be removed by Special Resolution of the Unitholders.  Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

2009 Annual Information Form – Vermilion Energy Trust	31

Delegation of Authority, Administration and Trust Governance

The board of directors of Vermilion has generally been delegated the significant management decisions of the Trust.  In particular, the Trustee has delegated to Vermilion responsibility for any and all matters relating to the following: (a) an Offering; (b) ensuring compliance with all applicable laws, including in relation to an Offering; (c) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (d) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (e) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (f) all matters relating to the redemption of Trust Units; (g) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; and (h) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Unitholders, amend the Trust Indenture for the purpose of:

(a)	ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b)	ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c)	ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d)
removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; or

(e)
curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Takeover Bid

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid, on the terms offered by the offeror.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2099.  In the event that the Trust is wound up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust.  Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Royalty shall have been disposed of, and under no circumstances shall any Unitholder come into any possession of any interest in the Royalty.  After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

2009 Annual Information Form – Vermilion Energy Trust	32

Reporting to Unitholders

The financial statements of the Trust are audited annually by an independent recognized firm of chartered accountants.  The audited financial statements of the Trust, together with the report of such chartered accountants, are mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust are mailed to Unitholders as prescribed by applicable securities legislation.  The year-end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under applicable securities legislation.

Distribution Reinvestment Plan

The Trust has established the DRIP Plan.  The DRIP Plan is only available to registered Unitholders who are residents of Canada.

Under the DRIP Plan, registered Unitholders may, at their option, reinvest their cash distributions to purchase additional Trust Units (the "DRIP Units") by directing the Plan Agent (as defined below) to apply distributions on their existing Trust Units to the purchase of DRIP Units.  Computershare Trust Company of Canada in its capacity as plan agent (the "Plan Agent") will apply cash distributions towards the purchase of DRIP Units from the Trust, subject to certain limitations either from treasury or at the discretion of Vermilion through the facilities of the TSX.  DRIP Units will be acquired either at the average market price at which DRIP Units are acquired through the facilities of the TSX or from treasury based on the weighted average of the previous 10 days of trading prior to the applicable distribution.  Participants in the DRIP Plan will also receive additional distributions of Trust Units equal to 5% of the DRIP Units purchased with their distributions.  Participants will not have to pay any brokerage fees or service charges in connection with the purchase of DRIP Units.

Registered Unitholders may, after electing to participate in the DRIP Plan, terminate their participation in the DRIP Plan by written notice to the Plan Agent.  That notice, if actually received no later than five (5) business days prior to a Distribution Record Date, will have effect for the distribution to be made on the following Distribution Payment Date.  Thereafter, distributions to those Unitholders will be in cash.  The Trust may amend, suspend or terminate the DRIP Plan in its sole discretion provided that any amendment to the DRIP Plan must be approved by the TSX and that any amendment, modification or suspension shall have no retroactive effect if it would prejudice the interests of the participants.  The Trust is not required to issue Trust Units into any jurisdiction where the issuance would be illegal.

Unitholder Rights Plan

The Trust first implemented a unitholder rights plan (the "Rights Plan") in 2003 in conjunction with the Arrangement.  At each of the annual and special meetings of Unitholders held in 2006 and 2009, the Rights Plan was renewed and approved by Unitholders. The objectives of the Rights Plan are to ensure, to the extent possible, that all Unitholders are treated equally and fairly in connection with any takeover bid for the Trust. Takeover bids may be structured to be coercive or may be initiated at a time when the board of directors of Vermilion will have a difficult time preparing an adequate response to the offer.  Accordingly, such offers do not always result in Unitholders receiving equal or fair treatment or full or maximum value for their investment.  Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which the board of directors believes is insufficient for the directors to:

(a)	evaluate a takeover bid (particularly if it includes share or trust unit consideration);

(b)	explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Unitholder value; and

(c)	make reasoned recommendations to the Unitholders.

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The Rights Plan discourages discriminatory, coercive or unfair takeovers of the Trust and gives the board of directors of Vermilion time if, in the circumstances, the board of directors determines it is appropriate to take such time, to pursue alternatives to maximize Unitholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Trust Units of the Trust.  As set forth in detail below, the Rights Plan discourages coercive hostile takeover bids by creating the potential that any Trust Units which may be acquired or held by such a bidder will be significantly diluted.  The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Trust Units who are not related to the bidder will be entitled to exercise rights issued to them under the Rights Plan and to acquire Trust Units at a substantial discount to prevailing market prices.  The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan.  Accordingly, the Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the board of directors of Vermilion to negotiate a mutually acceptable transaction.  The Permitted Bid provisions of the Rights Plan are designed to ensure that in any takeover bid for outstanding Trust Units of the Trust all Unitholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid.  The board of directors did not adopt the Rights Plan to prevent a takeover of the Trust, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Trust Units of the Trust.

Summary of the Plan

The following summary of terms of the Rights Plan is qualified in its entirety by reference to the text of the Unitholder Rights Plan Agreement.  A copy of the Unitholder Rights Plan Agreement will be available in its entirety upon request at the head office of Vermilion during normal business hours.

Term

The Rights Plan will remain in effect until termination of the annual meeting of Unitholders of the Trust in 2012 unless the term of the Unitholder Rights Plan Agreement is extended beyond such date by resolution of Unitholders.

Issue of Rights

One right (a "Right") has been issued by the Trust pursuant to the Unitholder Rights Plan Agreement in respect of each Trust Unit of the Trust outstanding at the close of business on May 5, 2006 (the "Record Time").  One Right will also be issued for each additional Trust Unit issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the Expiration Time (as defined below).

Rights Exercise Privilege

The Rights will separate from the voting units to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the voting securities of the Trust is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Trust or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Trust Units at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Trust Unit until the Rights separate from the underlying Trust Units and become exercisable or until the exercise of the Rights.  The issuance of the Rights will not change the manner in which Unitholders currently trade their Trust Units.

2009 Annual Information Form – Vermilion Energy Trust	34

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Unitholder whereby the Unitholder agrees to deposit or tender voting shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a)	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)
the Unitholder who has agreed to tender voting shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the Unitholder has agreed to deposit or tender voting shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting shares offered to be purchased under the Lock-Up Bid is less than all of the voting units held by Unitholders (excluding Trust Units held by the offeror), the number of voting units offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting units offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting units offered to be purchased under the Lock-Up Bid; and

(c)
no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Unitholder if the Unitholder fails to deposit or tender voting units to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Trust Units issued from and after the effective date (the "Effective Date") of the Unitholder Rights Plan Agreement (being the later of the date of the Unitholder Rights Plan Agreement and the receipt by the Trust of all regulatory approvals with respect to the Unitholder Rights Plan Agreement). Rights are also attached to Trust Units outstanding on the Effective Date, although certificates issued prior to the Effective Date will not bear such a legend. Unitholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Trust Units and will not be exercisable or transferable separately from the Trust Units. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Trust Units.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)	the takeover bid must be made by means of a takeover bid circular;

(b)	the takeover bid is made to all holders of voting units as registered on the books of the Trust, other than the offeror;

(c)
the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 45 days following the date of the takeover bid and only if at such date more than 50% of the voting units held by independent Unitholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

(d)
the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, voting units may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting units may be taken up and paid for and that any voting units deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

2009 Annual Information Form – Vermilion Energy Trust	35

(e)
the takeover bid contains an irrevocable and unqualified provision that if, on the date on which voting units may be taken up and paid for, more than 50% of the voting units held by independent Unitholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting units for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting units on terms which the board of directors considers fair to all Unitholders. In such circumstances, the board of directors may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror.  Any waiver of the application of the Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting units while the initial takeover bid is outstanding.  The board of directors may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting units of the Trust within 14 days or such earlier or later date as may be specified by the board.  With the prior consent of the holders of voting units, the board of directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting units otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The board of directors may, with the prior consent of the holders of voting units, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the board of directors has waived the application of the Rights Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The adoption of the Rights Plan will not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Trust. The board of directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Unitholders as are considered appropriate.

Amendment

The Trust may, with the prior approval of Unitholders (or the holders of Rights if the Separation Time has occurred), supplement amend, vary or delete any of the provisions of the Unitholder Rights Plan Agreement. The Trust may make amendments to the Unitholder Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of Unitholders, make amendments which are required to maintain the validity of the Unitholder Rights Plan Agreement due to changes in any applicable legislation, regulations or rules.

2009 Annual Information Form – Vermilion Energy Trust	36

ADDITIONAL INFORMATION RESPECTING VERMILION RESOURCES LTD.

Management of Vermilion

Vermilion has a board of directors currently consisting of seven individuals.  The directors are elected by the Trust at the direction of Unitholders by ordinary resolution, and hold office until the Meeting.

As at March 15, 2010, the directors and officers of Vermilion, as a group, beneficially owned, or controlled or directed, directly or indirectly, 1,045,011 Trust Units representing approximately 1.3% of the issued and outstanding Trust Units, as well as an aggregate of 2,006,077 Exchangeable Shares.  Assuming all Exchangeable Shares were exchanged for Trust Units, using the Exchange Ratio of 1.83134, the directors and executive officers would hold 4,718,820 Trust Units, representing 5.4% of then issued and outstanding Trust Units.

The following table sets forth certain information respecting the current directors and officers of Vermilion.

Directors Name and Municipality of Residence	Office Held	Year First Elected or Appointed as Director	Principal Occupation During the Past Five Years
Lorenzo Donadeo Calgary, Alberta, Canada	President and Chief Executive Officer and Director	1994	Since 2003, President and Chief Executive Officer of Vermilion
W. Kenneth Davidson (2)(3) Oakville, Ontario, Canada	Director	2005	Since 2000, Director of Millar Western Forest Products Ltd. Since 2009, Director of Realex Properties Corp., a public real estate company
Claudio A. Ghersinich (2)(4)(5) Calgary, Alberta, Canada	Director	1994	Since 2005, President of Carrera Investments Corp., a private investment company
Joseph F. Killi (2)(3) Calgary, Alberta, Canada	Director	1999
Since 2005, Vice Chairman of Realex Properties Corp., a public real estate company

Since 2005, Executive Chairman of Parkbridge Lifestyle Communities Inc., a public real estate company

Since 1993, President of Rosebridge Capital Corp. Inc., a private real estate investment company

Larry J. Macdonald (1)(2)(3)(4)(5) Okotoks, Alberta, Canada	Director and Chairman of the Board	2002	Since 2003, Chairman & Chief Executive Officer and a director of Point Energy Ltd., a private oil and gas company Since 2003, Managing Director of Northpoint Energy Ltd., a private oil and gas company
William F. Madison (2)(4)(5) Sugar Land, Texas, USA	Director	2004
From 1999 to 2006, a director of Montana Tech Foundation, serving as Chairman during 2004 and 2005

Since 2007, Director of Canadian Oil Recovery and Remediation Enterprise, Inc., a public oil recovery and remediation company

Timothy R. Marchant (3)(4)(5) Calgary, Alberta, Canada	Director	2010	2009 to present, adjunct professor, Haskayne School 2007 to 2009, Vice President, Middle East Business Development for BP International 2004 to 2007, President, BP Kuwait

Notes:
(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Governance and Human Resources Committee
(4) Member of the Health, Safety and Environment Committee
(5) Member of the Independent Reserves Committee

2009 Annual Information Form – Vermilion Energy Trust	37

Officers Name and Municipality of Residence	Office Held	Principal Occupation During the Past Five Years
John D. Donovan Calgary, Alberta, Canada	Executive Vice President Business Development	Since 2005, Executive Vice President, Business Development of Vermilion
Curtis W. Hicks Calgary, Alberta, Canada	Executive Vice President and Chief Financial Officer	Since 2004, Executive Vice President and Chief Financial Officer of Vermilion
G.R. (Bob) Mac Dougall Calgary, Alberta, Canada	Executive Vice President and Chief Operating Officer	Since 2006, Executive Vice President and Chief Operating Officer of Vermilion 2004 to 2006, Chief Operating Officer of Vermilion
Paul Beique Calgary, Alberta, Canada	Vice President Capital Markets	Since 2008, Vice President Capital Markets of Vermilion 2003 to 2008, Director Investor Relations of Vermilion
Mona Jasinski Calgary, Alberta, Canada	Vice President People	Since 2009, Vice President People of Vermilion 2004 to 2009, HR Manager, Shell Onshore Production, North America
Raj C. Patel Calgary, Alberta, Canada	Vice President Marketing	Since 2001, Vice President, Marketing of Vermilion
Peter Sider Biscarrosse, France	Vice President European Operations
Since July 2009, Vice President European Operations

March 2008 to July 2009, Regional General Manager, European Operations

2006 to March 2008, Managing Director of Vermilion Oil & Gas Netherlands B.V., a subsidiary of the Trust

1999 to 2006, founder of four private and public oil and gas companies in Alberta including Resolution Resources, EMBO Petroleum, Newheart Oil and Gas and Breakside Energy

Robert J. Engbloom, Q.C. Calgary, Alberta, Canada	Corporate Secretary	Since 1999, partner with Macleod Dixon LLP, a law firm

2009 Annual Information Form – Vermilion Energy Trust	38

AUDIT COMMITTEE MATTERS

Audit Committee Charter

Vermilion has established an audit committee (the "Audit Committee") to assist the board of directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls and the external audit process of the Trust.  The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
W. Kenneth Davidson (Chair)	Yes	Yes
Mr. Davidson holds Bachelor of Science degrees in Mathematics and Business and a Masters in Business Administration degree.  Mr. Davidson has obtained significant financial experience and exposure to accounting including internal controls and procedures for financial reporting and complex financial issues as a director, officer or consultant to a number of companies involved in the banking and securities areas of the financial services sector.

Claudio A. Ghersinich	Yes	Yes
Mr. Ghersinich holds a B.Sc. Civil Engineering degree from the University of Manitoba.  Mr. Ghersinich has obtained financial experience and exposure to accounting and financial issues in a role as a founder of Vermilion Resources Ltd. in 1994 and as an audit committee member of other public companies.

Joseph F. Killi	Yes	Yes
Mr. Killi holds a Bachelor of Science degree in Biochemistry, a Bachelor of Commerce degree and a Chartered Accountant designation.  As a Chartered Accountant, Mr. Killi attained experience in preparing, auditing, analyzing and evaluating financial statements including internal controls and procedures for financial reporting.  Mr. Killi has an understanding of the accounting principles used by the Trust as well as the implications of those accounting principles on the Trust's financial results.  Mr. Killi has also obtained significant financial experience and exposure to accounting and financial issues in a number of senior positions with Parkbridge Lifestyle Communities Inc., Realex Properties Corp. and Trizec Corporation and in his role as a director and audit committee member of other public and private companies.

Larry J. Macdonald	Yes	Yes
Mr. Macdonald holds a Bachelor of Science degree in Geology.  In 2005, Mr. Macdonald attended a financial literacy course at the University of Toronto's Rotman's School of Management in conjunction with the Institute of Corporate Directors.  In addition, Mr. Macdonald has obtained financial experience and exposure to accounting and financial issues in a number of senior officer positions with Point Energy Ltd., Pointwest Energy Inc., Westpoint Energy Inc. and Anderson Exploration Ltd. and as a director, audit committee member and officer of a number of other public and private companies as well as not-for-profit organizations.

William F. Madison	Yes	Yes
Mr. Madison holds a Bachelor of Science in Petroleum Engineering.  Mr. Madison has completed the Harvard Program for Management Development. Mr. Madison has obtained financial experience and exposure to accounting and financial issues as the Chairman of Montana Tech Foundation and as a senior executive of Marathon Oil Company and as a director, audit committee member and officer of other public and private companies.

2009 Annual Information Form – Vermilion Energy Trust	39

External Audit Service Fees

During the years ended December 31, 2009 and 2008, Deloitte & Touche LLP, the auditors of the Trust, received the following fees from the Trust:

Item	2009	2008
Audit fees(1)	$1,693,659	$1,665,004
All other fees(2)	$12,296	$49,835

Notes:
(1)
Audit fees consisted of professional services rendered by Deloitte & Touche LLP for the audit of the Trust's financial statements for the years ended December 31, 2009 and 2008, fees for the review of the quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements.

(2)	For 2009, the amount reported relates to income tax compliance work and the 2008 figure relates to property tax consulting services.

VERMILION SHARE CAPITAL

Vermilion is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Series A Exchangeable Shares are authorized.  The Trust is the sole holder of the issued and outstanding shares of Vermilion, other than the Exchangeable Shares.

Common Shares

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of Vermilion and to one vote at such meetings.  The holders of common shares will be, at the discretion of the board of directors of Vermilion and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full.  The holders of common shares will be entitled to share equally in any distribution of the assets of Vermilion upon the liquidation, dissolution, bankruptcy or winding-up of Vermilion or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.  Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

Each Exchangeable Share will have economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Right granted to the Voting and Exchange Trust Agreement Trustee) as set forth in the Exchangeable Share Provisions.  In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange.  Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares and the Voting and Exchange Trust Agreement.  In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded down to the nearest whole number of Trust Units.  Holders of Exchangeable Shares will not receive cash distributions from the Trust.  Rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders in the manner described below.  Holders of Exchangeable Shares may receive dividends from Vermilion at the discretion of the directors of Vermilion.

The initial Exchange Ratio upon the completion of the Arrangement was equal to one.  On each Distribution Payment Date, the Exchange Ratio will be increased, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such Distribution in Trust Units at the then-prevailing Current Market Price of a Trust Unit.  The Exchange Ratio will be decreased in respect of any dividends paid on the Exchangeable Shares by an amount of such dividend divided by the then-prevailing Current Market Price of a Trust Unit.

Ranking

The Exchangeable Shares will rank rateably with shares of any other series of exchangeable shares of Vermilion and prior to any common shares of Vermilion and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of Vermilion.

2009 Annual Information Form – Vermilion Energy Trust	40

Dividends

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the board of directors of Vermilion.  Vermilion anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable.  In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

Certain Restrictions

Vermilion will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a)
pay any dividend on the common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b)	redeem, purchase or make any capital distribution in respect of the common shares or any other shares ranking junior to the Exchangeable Shares;

(c)	redeem or purchase any other shares of Vermilion ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d)	amend the articles or by-laws of Vermilion in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The above restrictions in (a), (b) and (c) shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

Liquidation or Insolvency of Vermilion

In the event of the liquidation, dissolution or winding-up of Vermilion or any other proposed distribution of the assets of Vermilion among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from Vermilion, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and Trust Subsidiary will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trust Subsidiary, as applicable.  This right may be exercised by either the Trust or Trust Subsidiary.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Trust Subsidiary to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "Voting and Exchange Trust Agreement- Optional Exchange Right".

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Trust Subsidiary will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time.  "Trust liquidation event" means:

(a)
any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

2009 Annual Information Form – Vermilion Energy Trust	41

(b)
the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and Trust Subsidiary described below, a holder of Exchangeable Shares will be entitled at any time to require Vermilion to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units.  Fractional Trust Units will not be delivered.  Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.  Holders of the Exchangeable Shares may request redemption by presenting to Vermilion or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares.  Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be seven business days after the date on which Vermilion or the transfer agent receives the retraction notice.  Unless otherwise requested by the holder and agreed to by Vermilion, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date.  In this case, the Retraction Date will instead occur on such Distribution Payment Date.  The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests Vermilion to redeem the Exchangeable Shares, the Trust and Trust Subsidiary will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested Vermilion to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time.  At the time of a Retraction Request by a holder of Exchangeable Shares, Vermilion will immediately notify the Trust and Trust Subsidiary.  The Trust or Trust Subsidiary must then advise Vermilion within two business days as to whether the Retraction Call Right will be exercised.  A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Trust Subsidiary nor be redeemed by Vermilion.  If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested Vermilion to redeem will on the Retraction Date be purchased by the Trust or Trust Subsidiary or redeemed by Vermilion, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price.  In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or Trust Subsidiary to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Trust Subsidiary have exercised the Retraction Call Right.  See "Voting and Exchange Trust Agreement-Optional Exchange Right".

The Retraction Call Right may be exercised by either the Trust or Trust Subsidiary.  If, as a result of solvency provisions of applicable law, Vermilion is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Vermilion will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law.  The holder of any Exchangeable Shares not redeemed by Vermilion will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right.  See "Voting and Exchange Trust Agreement- Optional Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and Trust Subsidiary, Vermilion:

(a)
will, on the tenth anniversary of the Effective Date, subject to extension of such date by the board of directors of Vermilion (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units; and

2009 Annual Information Form – Vermilion Energy Trust	42

(b)
may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 500,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust).

Vermilion will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by Vermilion.

The Trust and Trust Subsidiary will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by Vermilion on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trust Subsidiary, as applicable.  If either the Trust or Trust Subsidiary exercises the Redemption Call Right, then Vermilion's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate.  The Redemption Call Right may be exercised by either the Trust or Trust Subsidiary.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of Vermilion or to vote at any such meeting.  Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement.  See "Voting and Exchange Trust Agreement - Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof.  Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 5% of the then outstanding Exchangeable Shares are present in person or represented by proxy.  In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefore, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called.  At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, Vermilion will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Voting and Exchange Trust Agreement

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will issue a Special Voting Right to Computershare Trust Company of Canada, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and Trust Subsidiary) of the Exchangeable Shares.  The Special Voting Right will carry a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled.  With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Right will be exercisable in the same manner as set forth above.

2009 Annual Information Form – Vermilion Energy Trust	43

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Right which relate to the Exchangeable Shares held by such holder.  The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Right, at the same time as the Trust sends such notice and materials to the Unitholders.  The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders.  To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Right will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units.  With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trust Subsidiary and Vermilion are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a)	an Insolvency Event; or

(b)	circumstances in which the Trust or Trust Subsidiary may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trust Subsidiary to purchase such Exchangeable Shares from the holder.  Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and Trust Subsidiary not to exercise a Call Right which is then exercisable by the Trust and Trust Subsidiary, Vermilion, the Trust or Trust Subsidiary will give notice thereof to the Trustee.  As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trust Subsidiary for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, Vermilion is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trust Subsidiary will be required to purchase such shares from the holder in the manner set forth above.

2009 Annual Information Form – Vermilion Energy Trust	44

Support Agreement

The Trust Support Obligation

Under the Support Agreement, the Trust will agree that:

(a)
the Trust will take all actions and do all things necessary to ensure that Vermilion is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of Vermilion, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by Vermilion; and

(b)	the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Vermilion.

The Support Agreement will also provide that the Trust will not issue or distribute to the holders of all or substantially all of the outstanding Trust Units:

(a)	additional Trust Units or securities convertible into Trust Units;

(b)	rights, options or warrants for the purchase of Trust Units; or

(c)	units or securities of the Trust other than Trust Units, evidences of indebtedness of the Trust or other assets of the Trust;

unless the same or an equivalent distribution is made to holders of Exchangeable Shares, an equivalent change is made to the Exchangeable Shares, or the approval of Vermilion and holders of Exchangeable Shares has been obtained.

In addition, the Trust may not subdivide, reduce, consolidate, reclassify or otherwise change the terms of the Trust Units unless an equivalent change is made to the Exchangeable Shares or the approval of the holders of Exchangeable Shares has been obtained.

In the event of any proposed takeover bid, or similar transaction affecting the Trust Units and supported by the Trust, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust or any of its respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of Vermilion, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust.  With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Vermilion and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

2009 Annual Information Form – Vermilion Energy Trust	45

Notes

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Note Indenture") dated January 16, 2003 and made between Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion under the Arrangement) and Computershare Trust Company of Canada, as trustee (the "Note Trustee"), which contains a complete statement of such attributes and characteristics.  The Notes have been issued under the Note Indenture.

Terms and Issue of Notes

Pursuant to the Arrangement, Notes were issued to the Trust and to former holders of common shares and options of Vermilion.  Notes issued to such former holders were transferred by such holders to the Trust in return for Trust Units.  As a result, the Trust holds all of the issued and outstanding Notes.

The Notes are unsecured and bear interest from the date of issue at 13% per annum.  Interest will be payable for each month during the term on the 15th day of the month following such month.  The first interest payment was due on March 15, 2003 for the period commencing on the Effective Date and ending on February 28, 2003.

Although pursuant to the terms of the Note Indenture Vermilion is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus, Vermilion is not required to make any payment in respect of principal until December 31, 2028, subject to the terms of any secured financing and subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "Non-Fund Holders") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders.  The Note Indenture will allow the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust.  Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes.

Ranking

The Notes will be unsecured debt obligations of Vermilion and will rank pari passu with all other unsecured indebtedness of Vermilion, but subordinate to all secured debt.

Events of Default

The Note Indenture will provide that any of the following shall constitute an Event of Default:  (a) default in payment of the principal of the Notes when required; (b) the failure to pay all of the interest obligations on the Notes for a period of three months; (c) if Vermilion has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million and Vermilion has failed to remedy such default within applicable curative periods; (d) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (e) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to Vermilion specifying such default and requiring Vermilion to rectify the same; (f) Vermilion ceasing to carry on its business; and (g) material default by Vermilion under material agreements if property is liable to forfeiture or termination.

2009 Annual Information Form – Vermilion Energy Trust	46

Royalty Agreement

Coincident with the Arrangement becoming effective, the Partnership and the Trust entered into the Royalty Agreement pursuant to which the Partnership granted the Royalty to the Trust. As owner of the Royalty, the Trust is entitled to cash distributions of approximately 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by the Partnership after certain costs, expenditures and deductions which include 99% of; (i) all amounts of interest and principal payable by Vermilion on account of or in respect of its credit facilities; (ii) specified amounts of interest and principal payable by Vermilion on account of or in respect of its indebtedness to the Trust; (iii) the Partnership's share of operating costs and capital expenditures; (iv) amounts required to be paid to certain reserves; (v) general and administrative expenses; and (vi) acquisition costs of future oil and gas properties and related tangibles.  Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

From time to time upon notice from the Partnership, the Trust has an obligation (the "Deferred Purchase Price Obligation") to pay the Partnership, as additional consideration for the Royalty, such portion of the acquisition cost of future oil and gas properties and capital expenditures including amounts borrowed by Vermilion to fund such costs and expenditures as may be designated by the Partnership. The Trust's obligation to pay amounts as a Deferred Purchase Price Obligation is subject to it having available funds from certain designated sources.

The Partnership is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Royalty shall burden only the working interest retained by or reserved to the Partnership. Any net proceeds from the sale of properties subject to the Royalty shall be allocated to the Trust as to 99% of the net proceeds after being reduced by the credit facilities applicable to the properties.  The remaining 1% and all amounts allocated to tangibles and miscellaneous interests shall be allocated to the Partnership.

Under the Royalty Agreement, the Trust is obligated to reimburse the Partnership in respect of 99% of certain non-deductible crown royalties paid by the Partnership; and the Partnership shall be entitled to set off such amounts reimbursable to it against payments to the Trust on account of the Royalty.

The Royalty does not constitute an interest in land. Except upon the insolvency of the Partnership, the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES

The outstanding Trust Units of the Trust are listed and posted for trading on the TSX under the symbol VET.UN.  The following table sets forth the closing price range and trading volume of the Trust Units for the periods indicated:

2009	High	Low	Close	Volume (000's)
January	$28.95	$24.17	$25.92	3,448
February	$26.46	$20.02	$24.48	3,566
March	$28.92	$22.22	$26.90	4,817
April	$29.93	$26.15	$27.00	2,847
May	$32.78	$26.97	$32.30	4,855
June	$34.00	$26.78	$29.23	4,771
July	$30.87	$27.51	$29.72	3,523
August	$31.89	$28.70	$29.14	3,755
September	$31.00	$27.74	$29.58	5,003
October	$32.33	$28.53	$29.13	5,401
November	$30.68	$28.75	$30.63	5,223
December	$32.71	$30.01	$32.42	4,305

2010	High	Low	Close	Volume (000's)
January	$34.60	$31.57	$32.32	4,498
February	$34.82	$31.68	$34.82	3,944

The outstanding exchangeable shares are not listed or quoted on a marketplace.  There were no exchangeable shares issued in 2009.

2009 Annual Information Form – Vermilion Energy Trust	47

CONFLICTS OF INTEREST

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, neither the Trust nor Vermilion is aware of any existing or potential material conflicts of interest between the Trust and Vermilion and a director or officer of Vermilion.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Neither the Trustee, Vermilion nor any director or officer of Vermilion, nor any other insider of the Trust, or Vermilion, nor any associate or affiliate of any one of them has or has had, at any time within the three most recently completed financial years ending December 31, 2009, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust or Vermilion.

LEGAL PROCEEDINGS

The Trust is not party to any significant legal proceedings as of March 19, 2010.

MATERIAL CONTRACTS

The Trust has not entered into any material contracts outside its normal course of business.

INTERESTS OF EXPERTS

As at the date hereof, principals of GLJ, the independent engineers for the Trust, personally disclosed in certificates of qualification that they neither had nor expected to receive any of the outstanding Trust Units.  Deloitte & Touche LLP is the auditor of the Trust and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants, Alberta.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units and Exchangeable Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of Vermilion and the Trust.  The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form.  Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of proved and provable reserves and future net revenues to be derived therefrom, including many factors beyond the Trust's control. The reserve and future net revenue information set forth in this annual information form represents estimates only.  The reserves and estimated future net cash flow from the Trust's properties have been independently evaluation by GLJ with an effective date of December 31, 2009.  These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil and natural gas, operating costs, well abandonment and salvage values, royalties and other government levies that may be imposed over the producing life of the reserves.  These assumptions were based on prices in use at the date the GLJ Report was prepared, and many of these assumptions are subject to change and are beyond the Trust's control.  Actual production and cash flow derived therefrom will vary from these evaluations, and such variations could be material.

2009 Annual Information Form – Vermilion Energy Trust	48

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations, probabilistic methods and upon analogy to similar types of reserves, rather than upon actual production history.  Estimates based on these methods generally are less reliable than those based on actual production history.  Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Reserve estimates may require revision based on actual production experience.  Such figures have been determined based upon assumed commodity prices and operating costs.

The present value of estimated future net revenue referred to in this annual information form should not be construed as the fair market value of estimated crude oil and natural gas reserves attributable to the Trust's properties.  The estimated discounted future revenue from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net revenue will also be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations and taxation.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by Vermilion for oil and natural gas production.  Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.  Any decline in oil and natural gas prices could have an adverse effect on Vermilion's ability to satisfy its obligations under the Notes and on amounts, if any, payable by the Partnership to the Trust under the Royalty Agreement thereby decreasing the amount of Distributable Cash to be distributed to Unitholders.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry in Canada and the foreign jurisdictions in which the Trust operates, will not be changed in a manner which adversely affects Unitholders.  This includes, but is not limited to the status of mutual fund trusts and the resource allowance.

The Government of Alberta receives royalties on production of natural resources from lands in which it owns the mineral rights. A change in the royalty regime resulting in an increase in royalties would reduce Vermilion's earnings and could make future capital expenditures or Vermilion's operations uneconomic and could, in the event of a material increase in royalties, make it more difficult to service and repay outstanding debt. Any material increase in royalties would also significantly reduce the value of the Trust's associated assets.

Government Regulations

Vermilion's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in Canada, France, the Netherlands, Australia and Ireland.  Vermilion is subject to laws and regulations regarding health and safety issues, lease interests, taxes and royalties, among others.  Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences.  The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction.  If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy.  Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in increased capital, operating and compliance costs.

2009 Annual Information Form – Vermilion Energy Trust	49

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion.  Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive.  Vermilion's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Vermilion.

Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Operational Matters

The operation of oil and gas wells and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to third parties.  Vermilion will maintain liability insurance, where available, in amounts consistent with industry standards.  Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is available.  Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  Costs incurred to repair such damage or pay such liabilities may impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount receivable by the Trust from the Partnership under the Royalty Agreement.

Continuing production from a property, and to some extent the marketing of production, are largely dependent upon the ability of the operator of the property.  To the extent the operator fails to perform these functions properly, revenue may be reduced.  Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent.  Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties.  Such circumstances could impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount receivable by the Trust from the Partnership under the Royalty Agreement.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation.  A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Vermilion or its assets.  Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion.  Although the Trust has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Kyoto Protocol

Australia, Canada, France, Ireland and the Netherlands are signatories to the United Nations Framework Convention on Climate Change and all have ratified the Kyoto Protocol established thereunder.  Australia, Canada, France, Ireland and the Netherlands, as Annex B parties to the Kyoto Protocol, and France and Netherlands as a party to the European Union Regional Integration Organization, are required to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases".

Vermilion's exploration and production facilities and other operations and activities in Australia, Canada, France, Ireland and the Netherlands will emit a small amount of greenhouse gasses which may subject Vermilion to legislation regulating emissions of greenhouse gases and which may include a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities.  The direct or indirect costs of complying with emissions regulations may adversely affect the business of Vermilion in Australia, Canada, France, Ireland and the Netherlands.

2009 Annual Information Form – Vermilion Energy Trust	50

Debt Service

Vermilion may, from time to time, finance a significant portion of its operations through debt (other than the Notes).  Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount received by the Trust under the Royalty Agreement.  Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its obligations under the Notes or the Royalty Agreement.  Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over substantially all of the assets of Vermilion its Subsidiaries and the Trust.  If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Vermilion its Subsidiaries and the Trust.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation

Vermilion is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the Royalty Agreement.  During the period that Exchangeable Shares issued by Vermilion are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero.  Vermilion intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non-capital losses carried forward from Vermilion, if any, plus resource pools and UCC created by capital expenditures of Vermilion.  If there are not sufficient resource pools, UCC and non-capital losses carried forward or other deductions to shelter the income of Vermilion, then cash taxes may be payable by Vermilion.  In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense.  If such a challenge were to succeed against Vermilion, it could materially adversely affect the amount of Distributable Cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid.  The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero.  Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash.  Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Changes in Income Tax Laws

Income tax laws and administrative policies regarding mutual fund trusts may be changed in a manner which adversely affects the Trust and/or the Unitholders.

2009 Annual Information Form – Vermilion Energy Trust	51

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants.  Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.  Vermilion will not be reinvesting cash flow in the same manner as other industry participants.  Accordingly, absent capital injections or acquisitions of additional oil and gas properties, Vermilion's initial production levels and reserves will decline.

Vermilion's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Vermilion's success in exploiting its reserve base and acquiring additional reserves.  Without reserve additions through acquisition or development activities, Vermilion's reserves and production will decline over time as reserves are exploited.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices.  The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Vermilion.  The Trust Units represent a fractional interest in the Trust.  As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.  The Trust's sole assets will be its shares in Vermilion, the Notes, the Royalty Agreement and other investments in securities.  The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust.  The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties.  Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation.  Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholders Limited Liability

The Trust Indenture provides that no Unitholders will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets.  Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally.  Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.  The possibility of any personal liability of this nature arising is considered unlikely.

2009 Annual Information Form – Vermilion Energy Trust	52

In addition, the Income Trust Liability Act (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the Securities Act (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and in some cases, the Winding Up and Restructuring Act (Canada).  As a result, in the event a restructuring of the Trust was necessary, the Trust would not be able to access the remedies available thereunder.  In the event of a restructuring, a holder of Trust Units may be in a different position that a holder of unsecured indebtedness of a corporation.

Variations in Interest Rates and Foreign Exchange Rates

An increase in interest rates could result in a significant increase in the amount the Trust pays to service debt, potentially impacting Distributions to Unitholders.

In addition, an increase in the exchange rate for the Canadian dollar versus the U.S. dollar would result in the receipt by the Trust of fewer Canadian dollars for its production which may affect future distributions. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.  The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

Mutual Fund Trust Status

It is intended that the Trust continue to qualify as a mutual fund trust for the purposes of the Income Tax Act (Canada) (the "Tax Act").  The Trust may not, however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status.  Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders.

The Trust may take certain measures in the future to the extent the Trust believes such measures are necessary to ensure the Trust maintains its status as a mutual fund trust.  These measures could be adverse to certain holders of Trust Units.

Increase in Operating Costs or Decline in Production Level

An increase in operating costs or a decline in Vermilion’s production level could have an adverse effect on Vermilion’s cash flow and, therefore, could reduce distributions to Unitholders and affect the market price of the Trust Units.  The level of production may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control. A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce distributions to Unitholders and affect the market price of the Trust Units.

Acquisition Assumptions

When making acquisitions, Vermilion estimates future performance of the assets to be acquired that may prove to be inaccurate. Acquired assets are subject to inherent risks associated with predicting the future performance of those assets. Vermilion makes certain estimates and assumptions respecting the economic potential of the assets it acquires which may not be realized over time. As such, assets acquired may not possess the value Vermilion attributed to them, which could adversely impact Distributable Cash.

2009 Annual Information Form – Vermilion Energy Trust	53

Failure to Realize Anticipated Benefits of Prior Acquisitions

Vermilion has completed several acquisitions since December 31, 2008, which acquisitions were completed to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits, including, among other things, potential cost savings.  In order to achieve the benefits of these and future acquisitions, Vermilion will be dependent upon its ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of the Trust.  The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during the process.  The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect Vermilion's ability to achieve the anticipated benefits of such prior acquisitions.

Additional Financing

Vermilion’s credit facility and any replacement credit facility may not provide sufficient liquidity.  The amounts available under Vermilion's credit facility may not be sufficient for future operations, or Vermilion may not be able to obtain additional financing on attractive economic terms, if at all.  Any failure to obtain financing may have a material adverse effect on Vermilion's business, and distributions to Unitholders may be reduced, suspended or eliminated.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Vermilion's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent the Trust is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available for distribution will be reduced.

Potential Conflicts of Interest

Circumstances may arise where members of the board of directors or officers of Vermilion are directors or officers of corporations which are in competition to the interests of Vermilion.  No assurances can be given that opportunities identified by such persons will be provided to Vermilion.

GAAP Adjustments

GAAP requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in Vermilion’s consolidated financial statements.  The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements.  Such non-cash charges and write-downs may be viewed unfavourably by the market and may result in an inability to borrow funds and/or may result in a decline in the Trust Unit price.

Lower oil and gas prices increase the risk of write-downs of Vermilion’s oil and gas property investments.  Under GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit" that is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, Vermilion must charge the amount of the excess against earnings. If oil and natural gas prices decline, Vermilion’s net capitalized cost may exceed this ceiling, ultimately resulting in a charge against its earnings. While these write-downs would not affect cash flow, the charge to earnings could be viewed unfavourably in the market.

Market Accessibility

A decline in Vermilion’s ability to market oil and natural gas production could have a material adverse effect on its production levels or on the price that Vermilion receives for production which, in turn, could reduce distributions to its Unitholders and the trading price of the Trust Units.

Vermilion’s business depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of oil and gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect Vermilion’s ability to produce and market oil and natural gas. If market factors change and inhibit the marketing of Vermilion production, overall production or realized prices may decline, which could reduce distributions to Unitholders.

2009 Annual Information Form – Vermilion Energy Trust	54

International Financial Reporting Standards

Vermilion’s future adoption of International Financial Reporting Standards (“IFRS”) may adversely impact the Trust’s reported financial results. The requirement for Vermilion to implement IFRS to replace Canadian GAAP effective January 1, 2011 may materially affect the Trust’s financial results as reported in its financial statements and may require Vermilion to amend its Credit Facilities to address the changes in accounting principles.  As of the date of this Annual Information Form, Vermilion has to yet determine its accounting policies and is unable to quantify the impact IFRS will have on its Financial Statements. For additional information, see “International Financial Reporting Standards Transition” in the Trust’s management’s discussion and analysis for the year ended December 31, 2009.

Potential Future Conversion to a Corporation

As a result of the changes to the taxation of income trusts, the Trust may determine to convert from an income trust structure to a corporate structure, prior to the Trust becoming subject to the SIFT Tax for the financial year beginning January 1, 2011. When the Trust does complete a conversion to a corporate structure, the nature of a Unitholder’s investment will change, and although at this time Vermilion believes that such a conversion may be completed without creating a taxable event for most Unitholders for Canadian and U.S. federal income tax purposes, no assurance can be given that such a conversion will not give rise to income tax liability. However, going forward, there can be no assurance that the taxation of future payments received from Vermilion in a corporate form will not give rise to tax consequences that are more adverse to securityholders than the current treatment of distributions to the Trust’s Unitholders, and may differ depending on the Unitholder’s tax jurisdiction and whether the Unitholder is holding its investment in a taxable or tax-deferred account.

Achieving the anticipated benefits of a conversion will require the approval of the Unitholders and will, if approved, depend in part on the Trust's ability to realize the anticipated growth opportunities from reorganizing the Trust into a corporate structure.  Management expects that, if adopted, a corporate structure will provide incentives for reinvestment into the Trust, allowing the Trust to make additional capital expenditures and property acquisitions.  In addition, a conversion is expected to simplify the operations of the continuing entity.  The realization of the anticipated benefits of a conversion will require the approval of the Unitholders and dedication of substantial management effort, time and resources.  There can be no assurance that management will be successful in refocusing the continuing entity into a growth-oriented entity.

ADDITIONAL INFORMATION

Additional information relating to the Trust may be found on SEDAR at www.sedar.com.  Additional information related to the remuneration and indebtedness of the directors and officers of VRL, and the principal holders of Trust Units and Rights to purchase Trust Units and securities authorized for issuance under the Trust's equity compensation plans, where applicable, are contained in the information circular of the Trust in respect of its most recent annual meeting of Unitholders.  Additional financial information is provided in the Trust's audited financial statements and management's discussion and analysis for the year ended December 31, 2009.

2009 Annual Information Form – Vermilion Energy Trust	55

SCHEDULE "A"

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

To the Board of Directors of Vermilion Energy Trust (the "Company"):

1.
We have prepared an evaluation of the Company’s reserves data as at December 31, 2009. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2009, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2009, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

			Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)
Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 8, 2010	Australia	-	$693,310	-	$693,310
GLJ Petroleum Consultants	February 8, 2010	Canada	-	$636,690	-	$636,690
GLJ Petroleum Consultants	February 8, 2010	France	-	$1,117,348	-	$1,117,348
GLJ Petroleum Consultants	February 8, 2010	Ireland		$355,319		$355,319
GLJ Petroleum Consultants	February 8, 2010	Netherlands	-	$381,953	-	$381,953
TOTAL				$3,184,620		$3,184,620

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.
Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

EXECUTED as to our reports referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 8, 2010

Jodi L. Anhorn, M.Sc., P.Eng. Vice President

2009 Annual Information Form – Vermilion Energy Trust	56

SCHEDULE "B"

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Trust (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2009, estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators is presented in Schedule A to the Annual Information Form of the Company for the year ended December 31, 2009.

The Independent Reserves Committee of the Board of Directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with Management and the independent qualified reserves evaluators.

The Independent Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has, on the recommendation of the Audit and Independent Reserves Committees, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.  However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“Lorenzo Donadeo”
Lorenzo Donadeo, President and Chief Executive Officer

“Curtis Hicks”
Curtis W. Hicks, Executive Vice President and Chief Financial Officer

“Larry J. Macdonald”
Larry J. Macdonald, Director and Chairman of the Board

“Claudio A. Ghersinich”
Claudio A. Ghersinich, Director

2009 Annual Information Form – Vermilion Energy Trust	57

SCHEDULE "C"
TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

I.	PURPOSE

The primary function of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing:

A.	The financial information that will be provided to the unitholders and others;

B.	The systems of internal controls, management and the Board of Directors have established;

C.	All audit processes; and

D.
Primary responsibility for the financial reporting, information systems, risk management and internal controls of Vermilion Energy Trust (“Vermilion” or the “Trust”) is vested in management and is overseen by the Board.

II.	COMPOSITION AND OPERATIONS

A.	The Committee shall be composed of not fewer than three directors and not more than five directors, all of whom are independent1 directors of Vermilion.

B.
All Committee members shall be “financially literate”2 and at least one member shall have "accounting or related financial expertise". The Committee may include a member who is not financially literate, provided he or she attains this status within a reasonable period of time following his or her appointment and providing the Board has determined that including such member will not materially adversely affect the ability of the Committee to act independently.

C.	The Committee shall operate in a manner that is consistent with the Committee Guidelines outlined in Tab 8 of the Board Manual.

D.
Vermilion’s auditors shall be advised of the names of the Committee members and will receive notice of and be invited to attend meetings of the Committee, and to be heard at those meetings on matters relating to the Auditor's duties.

E.
The Committee has the authority to communicate with the external auditors as it deems appropriate to consider any matter that the Committee or auditors determine should be brought to the attention of the Board or unitholders.

F.	The Committee shall meet at least four times each year.

III.	DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board, the Committee will perform the following duties:

A.	Financial Statements and Other Financial Information

The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes:

i)	Review and recommend approval of Vermilion’s annual financial statements, MD&A and press release and report to the Board of Directors before the statements are approved by the Board of Directors;

ii)	Review and recommend approve for release Vermilion’s quarterly financial statements, MD&A and press release;

1	Independence requirements, including those specifically for Audit Committee members, are described in the Appendix to Tab 6, Board Operating Guidelines.
The Board has adopted the OSC definition of “financial literacy”, which is an individual who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

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iii)
Satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from Vermilion’s financial statements, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures; and

iv)	Review the Annual Information Form and any Prospectus/Private Placement Memorandums.

Review and discuss:

v)	The appropriateness of accounting policies and financial reporting practices used by Vermilion;

vi)	Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by Vermilion; and

vii)	Any new or pending developments in accounting and reporting standards that may affect Vermilion.

B.	Risk Management, Internal Control and Information Systems

The Audit Committee will review and obtain reasonable assurance that the risk management, internal control and information systems are operating effectively to produce accurate, appropriate and timely management and financial information. This includes:

i)	Review the Trust’s risk management controls and policies;

ii)
Obtain reasonable assurance that the information systems are reliable and the systems of internal controls are properly designed and effectively implemented through discussions with and reports from management, the internal auditor and external auditor; and

iii)	Review management steps to implement and maintain appropriate internal control procedures including a review of policies.

C.	External Audit

The External Auditor is required to report directly to the Committee, which will review the planning and results of external audit activities and the ongoing relationship with the external auditor. This includes:

i)	Review and recommend to the Board, for Unitholder approval, engagement and compensation of the external auditor;

ii)	Review the annual external audit plan, including but not limited to the following:

a)	engagement letter;
b)	objectives and scope of the external audit work;
c)	procedures for quarterly review of financial statements;
d)	materiality limit;
e)	areas of audit risk;
f)	staffing;
g)	timetable; and
h)	proposed fees.

iii)	Meet with the external auditor to discuss the Trust's quarterly and annual financial statements and the auditor's report including the appropriateness of accounting policies and underlying estimates;

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iv)	Maintain oversight the External Auditor’s work and advise the Board, including but not limited to:

a)	The resolution of any disagreements between management and the External Auditor regarding financial reporting;
b)	Any significant accounting or financial reporting issue;
c)	The auditors' evaluation of Vermilion's system of internal controls, procedures and documentation;
d)
The post audit or management letter containing any findings or recommendation of the external auditor, including management’s response thereto and the subsequent follow-up to any identified internal control weaknesses;

e)	Any other matters the external auditor brings to the Committee’s attention; and
f)	Assess the performance and consider the annual appointment of external auditors for recommendation to the Board.

v)	Review the auditor’s report on all material subsidiaries;

vi)	Review and receive assurances on the independence of the external auditor;

vii)
Review and pre-approve any non-audit services to be provided by the external auditor's firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit; and

viii)	Meet periodically, and at least annually, with the external auditor without management present.

D.	Compliance

The Committee shall:

i)	Ensure that the External Auditor’s fees are disclosed by category in the Annual Information Form in compliance with regulatory requirements;

ii)	Disclose any specific policies or procedures has adopted for pre-approving non-audit services by the External Auditor including affirmation that they meet regulatory requirements;

iii)	Assist the Governance and Human Resources Committee with preparing the Trust’s governance disclosure by ensuring it has current and accurate information on:

a)	The independence of each Committee member relative to regulatory requirements for audit committees;
b)
The state of financial literacy of each Committee member, including the name of any member(s) currently in the process of acquiring financial literacy and when they are expected to attain this status; and

c)	The education and experience of each Committee member relevant to his or her responsibilities as Committee member.

iv)	Disclose if the Trust has relied upon any exemptions to the requirements for Audit Committees under regulatory requirements.

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E.	Other

The Committee shall:

i)	Establish and periodically review implementation of procedures for:

a)	The receipt, retention and treatment of complaints received by the Trust regarding accounting, internal accounting controls, or auditing matters; and
b)	The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

ii)	Review and approve the Trust’s hiring policies regarding partners, employees and former partners and employees of the present and former External Auditor;

iii)	Review insurance coverage of significant business risks and uncertainties;

iv)	Review the Trust’s Reclamation Fund (the “Fund”)

a)	Approve fund managers and monitor performance; and
b)	Review the forecast of costs and funding requirements and approve of contributions to the Fund.

v)	Review material litigation and its impact on financial reporting;

vi)	Review policies and procedures for the review and approval of officers’ expenses and perquisites; and

vii)	Review the terms of reference for the Committee annually and make recommendations to the Board as required.

IV.	ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on financial matters relative to the Trust.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

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